

Notice of Annual Meeting and 2018 Proxy Statement

MCDERMOTT

Forward-Looking Statements

McDermott cautions that the statements in this proxy statement which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott. These forward-looking statements include, among other things, statements about backlog, to the extent backlog may be viewed as an indicator of future revenues, and about the expected benefits resulting from McDermott's combination with Chicago Bridge & Iron Company N.V. and McDermott's strategic objectives. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, among others: the possibility that the expected synergies from the combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the diversion of management time and attention on the post-combination integration efforts; adverse changes in the markets in which McDermott operates or credit markets; our credit ratings; the inability of McDermott to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott; changes in industry norms; and adverse outcomes in legal proceedings, regulatory proceedings or enforcement matters. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see McDermott's annual and quarterly filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2017 and subsequent quarterly reports on Form 10-Q. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

LETTER TO STOCKHOLDERS

To My Fellow Stockholders:

2017 was not only a year of continued financial success, but also a year of tremendous strategic and operational significance for McDermott. Most notably, in December 2017, we announced our agreement with Chicago Bridge & Iron Company N.V ("CB&I") to combine to create a premier, fully integrated, onshore-offshore company, with a broad engineering, procurement, construction and installation (EPCI) service offering and market leading technology portfolio. Our combination with CB&I closed effective May 10, 2018, which marks a big step toward our goal of being a true global leader in our industry. That transaction, together with our notable 2017 financial results, demonstrates our unwavering dedication to the successful execution of our strategy of maintaining a sustainable, profitable and growth-oriented business with a focus on stockholders, customers and other stakeholders. With the completion of the combination, we have substantially diversified our capabilities and are well-positioned globally in attractive, high-growth markets.

We are pioneering a new kind of company that can work together with our customers to provide integrated, end-to-end solutions—from wellhead to storage tank—that deliver the quality, efficiency and certainty needed to keep their businesses growing. Our strategic objectives are to:

- **Grow** revenue and earnings by leveraging our end-to-end onshore/offshore solutions offerings to global energy customers, steadily expanding our EPC portfolio in petrochemical and refining by capitalizing on pull-through opportunities provided by our technology business, and maximizing the benefit of revenue and cost synergies, with relentless focus on risk management and operating efficiency.
- **Expand** our leadership position in served markets and technology.
- **Sustain** our tier-one safety performance.
- **Maintain** a disciplined capital allocation plan by reducing total debt and maintaining a competitive level of capital investment.

Our 2017 executive compensation programs were thoughtfully structured to align with and drive our operational performance and achieve financial targets. In making compensation decisions for 2017, the Compensation Committee considered our operating strategy, goals and significantly improved operational and financial performance, with appreciation of the prevailing macro oil and gas environment and comments received during stockholder outreach conducted over the past few years.

We also continued our thoughtful, forward-looking and stockholder informed approach to corporate governance in 2017. In line with our belief that an effective Board cannot remain static, Philippe Barril was appointed to the Board as a new independent director in September 2017. Then, with the closing of the combination, in May 2018, we welcomed five new, experienced and qualified members to our Board: Messrs. Forbes I.J. Alexander, L. Richard Flury, W. Craig Kissel and James H. Miller and Ms. Marsha C. Williams. Together, these new directors bring a valuable mix of diverse skill-sets to our Board that will help to support our long term strategy.

> **"McDermott's remarkable transformation, which most recently included the strategic and operational milestones achieved in 2017 and the combination with CB&I in 2018, reflects the commitment of our Board, executive management and employees to carrying out our operating strategy in a difficult macro environment."**

Thanks to their efforts, we believe that, today, McDermott has the global reach, integrated technology, engineering expertise and construction experience to design and build the energy infrastructure of the future.

I am pleased to invite you to attend McDermott's 2018 Annual Meeting of Stockholders. The accompanying Proxy Statement further highlights key activities and accomplishments of 2017 and contains information on the matters for which we are seeking your vote at this year's Annual Meeting. On behalf of the Board, our executive management team, and the entire McDermott organization, thank you for your continued interest and support, as we seek to leverage the momentum of our recent strategic and operational accomplishments and look to the future.

Sincerely yours,



Gary P. Luquette
Independent Chair of the Board
August 10, 2018

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the meeting, please take a few minutes now to vote your shares.

McDERMOTT INTERNATIONAL, INC.
757 N. Eldridge Pkwy.
Houston, Texas 77079

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

 **Time**

8:00 a.m., local time,
on Wednesday, September 26, 2018

 **Location**

Claridge's
Brook Street
Mayfair
London W1K 4HR
United Kingdom

Proxy Voting

Your vote is important. Please vote via proxy promptly so your shares can be represented, even if you plan to attend the Annual Meeting. You can vote by Internet, by telephone or by requesting a printed copy of the proxy materials and using the proxy card enclosed with the printed materials.

 **BY INTERNET**
www.proxyvote.com

 **BY TELEPHONE**
Toll-free 1-800-690-6903

 **BY MAIL**
Follow instructions on your proxy card

Record Date and Voting

You are entitled to vote if you were a stockholder of record at the close of business on July 30, 2018 (the "Record Date"). Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the meeting. There were 180,536,768 shares of our common stock outstanding on the Record Date.

Items of Business

1 To elect eleven members to our Board of Directors, each for a term extending until our 2019 Annual Meeting of Stockholders.

2 To conduct an advisory vote to approve named executive officer compensation.

3 To ratify our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2018.

4 To transact such other business that properly comes before the meeting or any adjournment thereof.

Notice and Access

Instead of mailing a printed copy of our proxy materials, including our Annual Report on Form 10-K, to each stockholder of record, we are providing access to these materials via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on August 10, 2018, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to all stockholders of record as of the Record Date, and posted our proxy materials on the Web site referenced in the Notice (*www.proxyvote.com*). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the Web site referred to in the Notice and/or may request a printed set of our proxy materials. In addition, the Notice and Web site provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Attending the Annual Meeting

See page 71, "Questions and Answers About the Annual Meeting and Voting" for details.

By Order of the Board of Directors,



John M. Freeman
Corporate Secretary

August 10, 2018

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on September 26, 2018.

The proxy statement and Annual Report on Form 10-K are available on the Internet at *www.proxyvote.com*.

The following information applicable to the Annual Meeting may be found in the proxy statement and accompanying proxy card:

- The date, time and location of the meeting;
- A list of the matters intended to be acted on and our recommendations regarding those matters;
- Any control/identification numbers that you need to access your proxy card; and
- Information about attending the meeting and voting in person.

ABOUT MCDERMOTT

McDermott is a premier, fully-integrated provider of technology, engineering and construction solutions to the energy industry. For more than a century, customers have trusted McDermott to design and build end-to-end infrastructure and technology solutions—from the wellhead to the storage tank—to transport and transform oil and gas into the products the world needs today. Our proprietary technologies, integrated expertise and comprehensive solutions deliver certainty, innovation and added value to energy projects around the world.

Customers rely on McDermott to deliver certainty to the most complex projects, from concept to commissioning. We call it the "One McDermott Way."

McDermott at a Glance



New York Stock Exchange
MDR

129
Years of Experience

Employees
Approximately
40,000

3,000
Trademarks, Patents &
Patent Applications

12 Vessel Fleet
Construction and Multi-Service Vessels

Projects Across
7 Continents

Customers
National, International and Independent Oil Companies

13
Fabrication Facilities

54
Operating Areas
Countries in Oil and Gas Producing Regions Worldwide

McDermott divides its operations in five operating segments:

- North, Central and South America
- Europe, Africa, Russia and Caspian
- Middle East and North Africa
- Asia Pacific
- Technology

Area operations are supported by global product line teams as well as centralized corporate functions. The global product line teams include:

- Offshore and Subsea
- Downstream
- LNG
- Power
- Industrial Storage
- Pipe Fabrication

Learn more about our strategy and how we are building a new kind of company at https://www.mcdermott.com/Who-We-Are

CORPORATE RESPONSIBILITY

McDermott focuses its corporate responsibility efforts in three main areas:

1. Conducting our global business to the highest ethical standards;
2. Being a good neighbor around the world where our employees live and work through responsible environmental practices and community involvement; and
3. Providing a safe, healthy and hospitable work environment that embraces diversity and offers career development opportunities.

ETHICAL BUSINESS PRACTICES

McDermott is strongly committed to conducting its worldwide business activities in accordance with high ethical standards that are derived from such fundamental values as honesty, integrity, reliability, fairness, mutual respect and trust. We believe this is the right way to operate our businesses. The Board of McDermott has adopted a Code of Ethics and Corporate Governance Guidelines that ensure compliance with applicable laws and regulations and encourage the highest standards of integrity in the conduct of our business.

Good Neighbor Practices

For McDermott, being a good neighbor means protecting the environment at our jobsites and facilities worldwide. It also means improving the quality of life in the communities where our employees live and work through community involvement, work force development initiatives, and using local suppliers when possible.

 **Community involvement.** McDermott employees volunteer their time to health, educational and human service organizations in communities across the globe, and we support social, economic and cultural development initiatives in conjunction with many of our major projects. Local operations identify those with the greatest need and develop partnerships to support the health, safety and well-being of their neighbors. Employees are generous with their time and often volunteer after-hours or on weekends to support the greater good.

Responsible Workplace Practices

McDermott is committed to treating every employee with respect and dignity and providing a safe, hospitable and quality work environment. We recognize that a motivated, well-trained, diverse workforce is a significant competitive advantage.

 **Health and safety.** Safety is a core value at McDermott. It is the responsibility of every employee, and zero incidents is our foremost goal. We implement rigorous controls through every phase of our projects, and our employees receive extensive training on how to perform their jobs safely, properly and in compliance with environmental regulations. We are committed to fostering a culture where open communication about safety by all personnel is considered normal, and accountability for safety performance is applied appropriately.

 **Respecting diversity.** In the course of our more than 125-year history, McDermott has assembled a talented workforce from locations around the world, intermingling employees from all cultures and traditions to best leverage their talent and expose them to career development opportunities. On many of our larger jobs, the project team often comprises individuals of 25 or more different nationalities working together toward a common goal. Many employees who first joined McDermott in their home country subsequently move with us from project to project around the world.

 **Hospitable workplace.** McDermott is firmly committed to a workplace free from discrimination, hostility or harassment. The company has a policy of promoting equal opportunity in employment without discrimination based upon race, color, religion, sex, gender, age, national origin, disability or any other status protected under applicable law. Discrimination or harassment based upon any of these characteristics is prohibited and will not be tolerated.

 **Employee development.** McDermott is committed to providing our employees with a work environment that is conducive to development and career growth. We provide employees with numerous opportunities to improve their skills, further their education and advance within the company.

PROXY SUMMARY

This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully. As used in this proxy statement, unless the context otherwise indicates or requires, references to "McDermott," "we," "us," and "our" mean McDermott International, Inc. and its consolidated subsidiaries. We first sent or provided this proxy statement and the form of proxy for our 2018 Annual Meeting of Stockholders to our stockholders beginning on August 10, 2018.

ITEM 1
ELECTION OF DIRECTORS

The Board of Directors has nominated eleven candidates, each for a term extending until our 2019 Annual Meeting of Stockholders, and recommends that stockholders vote for each nominee based on their specific background, experience, qualifications, attributes and skills.

✔ The Board recommends a vote **FOR** each director nominee   ▶ Page 13

Board and Corporate Governance Highlights

We are committed to maintaining the highest standards of corporate governance. The Board has built a strong and effective governance framework, which has been designed to promote the long-term interests of stockholders and support Board and management accountability.

DIRECTOR NOMINEES

	Director Since	Committees	Other Current Public Company Boards
Forbes I.J. Alexander, 58 Independent Chief Financial Officer Jabil, Inc.	2018	• Audit	• None
Philippe Barril, 53 Independent Chief Operating Officer SBM Offshore, N.V.	2017	• Audit • Transition (Chair)	• None
John F. Bookout, III, 64 Independent Partner Apollo Global Management, LLC	2006	• Governance	• None
David Dickson, 50 President, Chief Executive Officer McDermott	2013	• Transition	• None
L. Richard Flury, 71 Independent Chief Executive Officer Gas Power and Renewables BP plc (retired)	2018	• Compensation • Governance (Chair)	• Callon Petroleum Corporation
W. Craig Kissel, 67 Independent President, Commercial Systems Trane, Inc. (retired)	2018	• Compensation (Chair)	• Watts Water Technologies
Gary P. Luquette, 62 Independent President, Chief Executive Officer Frank's International N.V. (retired) Non-Executive Chair of the Board McDermott	2013	• Compensation • Transition	• Southwestern Energy Company • Apergy Corporation
James H. Miller, 69 Independent Chairman PPL Corporation (retired)	2018	• Governance	• AES Corporation • Crown Holdings, Inc.
William H. Schumann, III, 68 Independent Executive Vice President FMC Technologies, Inc. (retired)	2012	• Audit (Chair)	• Avnet, Inc. • Andeavor
Mary L. Shafer-Malicki, 57 Independent Senior Vice President, Chief Executive Officer BP Angola (retired)	2011	• Compensation • Governance	• Wood PLC • QEP Resources, Inc.
Marsha C. Williams, 67 Independent Senior Vice President, Chief Financial Officer Orbitz Worldwide, Inc. (retired)	2018	• Audit	• Fifth Third Bancorp • Modine Manufacturing Company, Inc.

CURRENT BOARD SNAPSHOT

BOARD INDEPENDENCE

10 Independent Directors

In accordance with our Corporate Governance Guidelines, **10** of our **11** directors are independent, including the Chair of the Board.

TENURE BALANCE



1
10 years or more

3
1 to 5 years

2
5 to 10 years

5
less than 1 year

Our Board is appropriately refreshed, and our directors bring a balance of experience and fresh perspectives.

RELEVANT SKILLS AND EXPERIENCE



11 Executive Leadership

11 Energy/Oilfield Services

9 Public Company Board

6 Experience with Core Customers

10 International Operations

7 Financial Oversight Responsibilities

10 Corporate Governance

Our directors bring leadership experience in fields relevant to McDermott.

CORPORATE GOVERNANCE HIGHLIGHTS

McDermott's Board has implemented policies and structures that we believe are among best practices in corporate governance. The Corporate Governance section of this proxy statement beginning on page 13 describes our governance framework, which includes the following:

CURRENT BOARD AND GOVERNANCE INFORMATION

11	**10**	**15**	**72**	**62**
Size of Board	Number of Independent Directors	Board Meetings Held in 2017	Mandatory Retirement Age	Average Age of Directors

- ✓ Separate Chair and CEO
- ✓ Annual Board and Committee Evaluations
- ✓ Independent Directors Meet in Executive Sessions
- ✓ Board Orientation
- ✓ Succession Planning Oversight
- ✓ Board Risk Oversight

- ✓ Code of Conduct for Directors, Officers and Employees
- ✓ Stock Ownership Guidelines for Directors and Executive Committee, or EXCOM, Members
- ✓ Anti-Hedging and Pledging Policies
- ✓ Clawback Policy and Forfeiture Provisions
- ✓ Stockholder Outreach Program



ITEM 2

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We recommend that you review our Compensation Discussion and Analysis beginning on page 35, which explains in greater detail the philosophy of the Compensation Committee and its actions and decisions in 2017 regarding our compensation programs. While the outcome of this proposal is non-binding, the Board and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

☑ The Board recommends a vote **FOR** this proposal | ▶ Page 35

2017 OPERATING STRATEGY AND GOALS

Since David Dickson's appointment as Chief Executive Officer in December 2013, McDermott has transformed as a company and positioned itself for the anticipated upturn in the oilfield services industry through a turnaround, stabilization of the business and optimization via cost-reduction initiatives. McDermott has also been focused on sustainability and growth, through strategic asset investment and the combination with Chicago Bridge & Iron Company N.V. ("CB&I") announced in late 2017, which closed effective May 10, 2018.

1	2	3
Stabilization ▶	**Optimization** ▶	**Looking Ahead**
• New leadership took countermeasures to stop multi-year EBIT decline	• Undertook cost-reduction programs and business development efforts across existing business lines	• Maintain strong focus on strengthening customer relationships
• Stronger relationships with key customers—signaled a transformation of McDermott	• Additional measures taken to improve process and asset refreshment	• Maintain strong focus on operational and cost effectiveness

In 2017 our operating strategy was to maintain a sustainable, profitable and growth-oriented business, with a focus on stockholders, customers and other stakeholders. In furtherance of this strategy, our 2017 goals were to:

- increase operating income via improved project execution;
- increase cash flow by prioritizing our liquidity needs;
- increase backlog and bookings to support our future business;
- promote pricing discipline on order intake operating margins; and
- efficiently allocate capital to profitable investments to grow our business.

Solid, consistent operational performance driven by the One McDermott Way, consistent focus on liquidity and strong customer relationships drove the execution of McDermott's strategy and goals in 2017.

2017 Executive Compensation Highlights

The Compensation Committee is committed to targeting reasonable and competitive total direct compensation for our Named Executive Officers, or NEOs, with a significant portion of that compensation being performance-based. Our compensation programs are designed to align with and drive achievement of our business strategies and provide competitive opportunities. Accordingly, achievement of most of those opportunities depends on the attainment of performance goals and/or stock price performance. McDermott's compensation programs are designed to provide compensation that:

 Attracts, motivates and retains high-performing executives

 Provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions

 Aligns the interests of our executives with those of our stockholders

The Compensation Committee has designed and administered compensation programs aligned with this philosophy and is committed to continued outreach to stockholders to understand and address comments on our compensation programs.

2017 COMPENSATION PROGRAM

Reflecting this philosophy, our NEO compensation arrangements in 2017 provided for the continuing use of three elements of target total direct compensation: annual base salary, annual incentive provided under our Executive Incentive Compensation Plan, or EICP, and long-term incentives, or LTI. In making compensation decisions for 2017, the Compensation Committee considered McDermott's operating strategy and goals and significantly improved operational and financial performance, with appreciation of the "lower for longer" macro oil and gas environment and comments received during the 2017 stockholder outreach program.

With respect to plan design, the Compensation Committee maintained consistency:

- in the 2017 EICP performance metrics, with the continued use of operating income, free cash flow, order intake and order intake operating margin; and
- in the 2017 LTI performance metric, with the continued use of relative Return on Average Invested Capital, or relative ROAIC, in consideration of McDermott's transformation from turnaround and stabilization to optimization for future growth.

> **Performance metrics and performance levels used within elements of annual and long-term compensation are designed to support our strategic and financial goals and drive the creation of stockholder value**

2017 Executive Incentive Compensation Plan

 **Goal**

Drive profitability via improved project execution
Prioritize liquidity needs
Support future business
Promote pricing discipline on new work

 **Performance Metric**

Operating Income
Free Cash Flow
Order Intake
Order Intake Operating Margin

2017 Long-Term Incentive Plan — Performance Units

 **Goal**

Efficiently allocate capital to profitable investments
Generate returns for stockholders

 **Performance Metric**

Relative Return on Average Invested Capital
Stock Price Increase

With respect to levels of compensation, the Compensation Committee generally sought to bring 2017 NEO compensation more in line with market range (generally, within 15% of market median as further described below). For 2017 NEO compensation, the Compensation Committee provided:

- Average annual base salary increases of approximately 6.4% to further align the NEOs' annual base salaries with market range and, in certain instances, for internal pay equity considerations.
- Increases in annual target bonus awards, resulting in an increase in each NEO's performance-based compensation. As a result of McDermott's 2017 financial performance, each NEO was eligible to earn 1.578x of his target EICP award, subject to adjustment by the Compensation Committee based on his achievement of individual performance goals.
- Increases to the value of long-term incentives awarded to Messrs. Dickson and Spence as compared to 2016, based on their individual performance and to further align the value of their LTI with market range.

The mix of target total direct compensation for Mr. Dickson for 2017 is shown in the chart below.

CEO TARGET 2017 COMPENSATION



72%
Long-Term Incentives, or LTI
Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

13%
Annual Base Salary
Fixed cash compensation recognizing an executive officer's experience, skill and performance

15%
Annual Incentive, or EICP
Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions

87%
At Risk

Item 3

RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS

Our Board of Directors has ratified our Audit Committee's appointment of Ernst & Young LLP as McDermott's independent registered public accounting firm for the year ending December 31, 2018, and, as a matter of good governance, we are seeking stockholder ratification of that appointment.

☑ The Board recommends a vote **FOR** this proposal   ▶ Page 67

TABLE OF CONTENTS



CORPORATE GOVERNANCE

Introduction

Our Board of Directors maintains a strong commitment to corporate governance and has implemented policies and procedures that we believe are among the best practices in corporate governance.

We maintain a corporate governance section on our Web site which contains copies of our principal governance documents. The corporate governance section may be found at *www.mcdermott.com* under "INVESTORS – Corporate Governance" and "WHO WE ARE – Leadership – Board Committees." The corporate governance section contains the following documents:

- Amended and Restated Articles of Incorporation (our "Articles of Incorporation")
- Amended and Restated By-Laws (our "By-Laws")
- Corporate Governance Guidelines
- Code of Ethics for CEO and Senior Financial Officers
- Board of Directors Conflicts of Interest Policies and Procedures
- Audit Committee Charter
- Compensation Committee Charter
- Governance Committee Charter

In addition, our Code of Business Conduct may be found on our Web site at *www.mcdermott.com* at "WHO WE ARE — Ethics."

ITEM 1
ELECTION OF DIRECTORS

Unless otherwise directed, the persons named as proxies on the enclosed proxy card intend to vote "FOR" the election of each of the nominees. If any nominee should become unavailable for election, the shares will be voted for such substitute nominee as may be proposed by our Board of Directors. However, we are not aware of any circumstances that would prevent any of the nominees from serving.

☑ Our Board of Directors recommends that stockholders vote "**FOR**" each of the nominees named below.

ELECTION PROCESS

Our Articles of Incorporation provide that, at each annual meeting of stockholders, all directors shall be elected annually for a term expiring at the next succeeding annual meeting of stockholders or until their respective successors are duly elected and qualified. Accordingly, on the nomination of our Board, John F. Bookout, III, David Dickson, Gary P. Luquette, William H. Schumann, III and Mary L. Shafer-Malicki will stand for reelection as directors, and Forbes I.J. Alexander, Philippe Barril, L. Richard Flury, W. Craig Kissel, James H. Miller and Marsha C. Williams will stand for election as directors, at this year's Annual Meeting, each for a term extending until our 2019 Annual Meeting of Stockholders.

Our By-Laws provide that (1) a person shall not be nominated for election or reelection to our Board of Directors if such person shall have attained the age of 72 prior to the date of election or reelection, and (2) any director who attains the age of 72 during his or her term shall be deemed to have resigned and retired at the first Annual Meeting following his or her attainment of the age of 72. Accordingly, a director nominee may stand for election if he or she has not attained the age of 72 prior to the date of election or reelection.

2018 NOMINEES

In nominating individuals to become members of the Board of Directors, the Governance Committee considers the experience, qualifications, attributes and skills of each potential member. Each nominee brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas. The Governance Committee and the Board of Directors considered the following information, including the specific experience, qualifications, attributes or skills of each individual, in concluding each was an appropriate nominee to serve as a member of our Board for the term commencing at this year's Annual Meeting (ages are as of September 26, 2018).

FORBES I. J. ALEXANDER   Chief Financial Officer, Jabil, Inc.



Professional Highlights
- Jabil, Inc., a product solutions company providing design, manufacturing, supply chain and product management services across various industries
  - Chief Financial Officer (September 2004 – Present)
  - Treasurer (November 1996 – August 2004)
  - Assistant Treasurer (April 1996 – November 1996)
  - Controller, Scotland operations (1993 – March 1996)

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (May 2017 – May 2018)


The Board of Directors is nominating Mr. Alexander in consideration of his extensive executive leadership experience and financial knowledge, having worked as a financial officer within various types of companies over the course of his career.

Age
58

Director Since
2018

Committee Assignments
- Audit Committee

PHILIPPE BARRIL   Chief Operating Officer, SBM Offshore N.V.



Professional Highlights
- SMB Offshore N.V., a provider of floating production solutions to the offshore energy industry
  - Chief Operating Officer (March 2015 – Present)
  - Member of Management Board (April 2015 – Present)
- Technip, S.A., a provider of project management, engineering and construction services for the energy industry
  - President and Chief Operating Officer (January 2014 – January 2015)
  - Executive Vice President and Chief Operating Officer, Onshore and Offshore (September 2011 – December 2013)
  - Senior Vice President, Offshore, Technip France (June 2010 – September 2011)
  - Senior Vice President, Offshore & Onshore Product Lines and Technologies, Technip France (November 2009 – May 2010)
- Managing Director, Entrepose Contracting, EPC contractor for the energy industry (2007 – 2009)


The Board of Directors is nominating Mr. Barril in consideration of his executive leadership and international operations experience within the oilfield engineering and construction industry.

Age
53

Director Since
2017

Committee Assignments
- Audit Committee
- Transition Committee (Chair)

JOHN F. BOOKOUT, III   Partner, Apollo Global Management, LLC



Professional Highlights
- Apollo Global Management, LLC, a global investment management firm
  - Partner (June 2016 – Present)
  - Senior Advisor (October 2015 – June 2016)
- Kohlberg Kravis Roberts & Co., a private equity firm
  - Managing Director of Energy and Infrastructure (March 2008 – June 2015)
- McKinsey & Company, a global management consulting firm (1978 – 2008)
  - Managing Partner and Head of North American and European Energy Practices, responsible for McKinsey's 17 global industry practices
  - Held various other senior leadership positions

Former Public Company Directorships
- Director, Tesoro Corporation (2006 – 2010)



The Board of Directors is nominating Mr. Bookout in consideration of his broad executive leadership experience within the oil and gas exploration and development industry and the petroleum refining and marketing industry and his experience in private equity and finance.

Age
64

Director Since
2006

Committee Assignments
- Governance Committee

DAVID DICKSON   President and Chief Executive Officer



Professional Highlights
- McDermott International, Inc.
  - President and Chief Executive Officer (December 2013 – Present)
  - Executive Vice President and Chief Operating Officer (October 2013 – December 2013)
- Technip, S.A., a provider of project management, engineering and construction services for the energy industry
  - President of Technip U.S.A. Inc., with oversight responsibilities for all of Technip's North American operations and for certain operations in Latin America (September 2008 – October 2013)



The Board of Directors is nominating Mr. Dickson in consideration of his position as our President and Chief Executive Officer, his extensive executive leadership experience in and significant knowledge of the offshore oilfield engineering and construction business, and his broad understanding of the expectations of our core customers.

Age
50

Director Since
2013

Committee Assignments
- Transition Committee

L. RICHARD FLURY Former Chief Executive Officer of Gas, Power & Renewables, BP p.l.c.



Professional Highlights
- BP p.l.c., an oil and natural gas exploration, production, refining and marketing company
  - Chief Executive Officer, Gas, Power & Renewables (1998 – retirement in 2001)
  - Executive Vice President, Exploration & Production Sector, Amoco Corp. (acquired by BP p.l.c. in 1998) (1996 – 1998)
  - Various other executive roles, Amoco Corp. (1988 – 1996)

Current Public Company Directorships
- Director, Callon Petroleum Corporation, an independent oil and natural gas company focused on the acquisition, exploration and development of high-quality assets in the heart of the Permian Basin (2004 – Present)—*Audit, Compensation and Strategic Planning & Reserves Committees*

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (2003 – May 2018)
- Director, QEP Resources, Inc. (June 2010 – May 2015)



The Board of Directors is nominating Mr. Flury in consideration of his extensive experience in serving in executive and director capacities at several public companies, knowledge of the energy industry, knowledge of international business and financial adeptness.

Age
71

Director Since
2018

Committee Assignments
- Governance Committee (Chair)
- Compensation Committee

W. CRAIG KISSEL Former President of Commercial Systems, Trane, Inc.



Professional Highlights
- Trane, Inc. (a subsidiary of Ingersoll-Rand and successor to American Standard Companies), global manufacturer of heating, ventilating and air conditioning systems and building management systems and controls
  - President, Commercial Systems (2003 – retirement in 2008)
  - President, American Standard's Vehicle Control Systems, Belgium (1998 – 2003)
  - Various other executive roles since 1980, including President of WABCO Vehicle Control Systems from (1998 – 2003), President, North American Unitary Products Group (1994 – 1997), Vice President, Marketing, North American Unitary Products Group (1992 – 1994)

Current Public Company Directorships
- Director, Watts Water Technologies (since 2011)—*Chairman of the Board, Nominating & Corporate Governance Committee*

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (2009 – May 2018)



The Board of Directors is nominating Mr. Kissel in consideration of the breadth of his experience as a division president of a public company and as a public company director, his knowledge of international business and technological expertise.

Age
67

Director Since
2018

Committee Assignments
- Compensation Committee (Chair)

GARY P. LUQUETTE   Non-Executive Chairman of the Board
Former President and Chief Executive Officer, Frank's International N.V.



Age
62

Director Since
2013

Committee Assignments
• Compensation Committee
• Transition Committee

Professional Highlights
- Frank's International N.V., a global provider of engineered tubular services to the oil and gas industry
  - President and Chief Executive Officer (January 2015 – November 2016), and as Special Advisor (November 2016 – retirement in December 2016)
  - Member of Supervisory Board (November 2013 – May 2017)
- Chevron Corporation (1978 – September 2013)
  - President, Chevron North America Exploration and Production (2006 – September 2013)
  - Held several other key exploration and production senior leadership positions in Europe, California, Indonesia and Louisiana, including Managing Director of Chevron Upstream Europe, Vice President, Profit Center Manager, Advisor and Engineer

Current Public Company Directorships
- Director, Southwestern Energy Company, an independent energy company engaged in natural gas and oil exploration, development and production, natural gas gathering and marketing (since 2017)— *Health, Safety, Environment and Corporate Responsibility Committee*
- Director, Apergy Corporation, a provider of highly engineered technologies that help companies drill for and produce oil and gas efficiently and safely around the world (since 2018)— *Compensation Committee (Chair), Governance and Nominating Committee*

Former Public Company Directorships
- Director, Frank's International N.V. (2013—2017)

 **The Board of Directors is nominating Mr. Luquette in consideration of his extensive senior management, operational and international experience in the global oil and gas exploration and production industry and the oilfield services industry.**

JAMES H. MILLER   Former Chairman, PPL Corporation



Age
69

Director Since
2018

Committee Assignments
• Governance Committee

Professional Highlights
- PPL Corporation, a provider of energy services across the United States and the United Kingdom
  - Chairman (2006 – retirement in 2012)
  - President and Chief Executive Officer (2006 – 2011)
  - Various other management roles, including Executive Vice President and Chief Operating Officer (2004 – 2005)
- USEC, Inc. (renamed Centrus Energy Corp. in 2014), a global uranium fuel supplier for commercial nuclear power plants
  - Executive Vice President (1999 – 2001)
  - Vice President, Production (1995 – 1999)

Current Public Company Directorships
- Director, AES Corporation, global power company (since 2013)— *Compensation Committee (Chair), Financial Audit Committee Strategy and Investment Committee*
- Director, Crown Holdings, Inc., a global supplier of packaging products to consumer marketing companies (since 2010)— *Nominating and Corporate Governance Committee*

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (2014 – May 2018)
- Director, Rayonier Advanced Materials, Inc. (Rayonier, Inc. prior to 2014 spin-off) (2011 – 2015)

 **The Board of Directors is nominating Mr. Miller in consideration of his vast experience in executive leadership and as a public company director and his broad knowledge of international operations and the energy industry.**

WILLIAM H. SCHUMANN, III   Former Executive Vice President, FMC Technologies, Inc.



Professional Highlights
- FMC Technologies, Inc., a global provider of technology solutions for the energy industry, and its predecessor, FMC Corporation (1981 – August 2012)
  - Executive Vice President (2005 – retirement in August 2012)
  - Chief Financial Officer (2001 – 2011)
  - Chief Financial Officer, FMC Corporation (1999 – 2001)
  - Vice President, Corporate Development (1998 – 1999)
  - Various other management positions, including: Vice President and General Manager, Agricultural Products Group (1995 – 1998); Regional Director, North America Operations, Agricultural Products Group from (1993 – 1995); Executive Director of Corporate Development (1991 – 1993)

Current Public Company Directorships
- Director, Avnet, Inc., an industrial distributor of electronic components and products (since 2010) — *Non-Executive Chairman of the Board (since 2012), Audit, Compensation and Corporate Governance Committees*
- Director, Andeavor (prior to August 2017, named Tesoro Corporation), an independent refiner and marketer of petroleum products (since 2016)— *Governance and Audit Committees*

Former Public Company Directorships
- Director, AMCOL International Corporation (2012-2014)
- Director, URS Corporation (March 2014-October 2014)
- Director, UAP Holding Corp. (2005-2008)

Age
68

Director Since
2012

Committee Assignments
- Audit Committee (Chair)



The Board of Directors is nominating Mr. Schumann in consideration of his valuable experience acquired from serving in several executive leadership and board positions at public companies within the energy industry and his broad knowledge in the areas of accounting, auditing and financial reporting.

MARY L. SHAFER-MALICKI   Former Senior Vice President and Chief Executive Officer of BP Angola, BP p.l.c.



Professional Highlights
- BP p.l.c., an oil and natural gas exploration, production, refining and marketing company
  - Senior Vice President and Chief Executive Officer, BP Angola (July 2007 – retirement in March 2009)
  - Chief Operating Officer, BP Angola (January 2005 – June 2007)
  - Held several other executive leadership positions with BP p.l.c. and Amoco Corp. (acquired by BP p.l.c. in 1998), including, Director General of BP Vietnam, from 2003 to 2004

Current Public Company Directorships
- Director, Wood PLC, a leading independent services provider for the oil and gas and power generation markets (since 2012)— *Nomination and Remuneration Committees, and Safety & Assurance Committee*
- Director, QEP Resources, Inc., an energy company specialized in natural gas and oil exploration (since 2017) — *Audit and Governance Committees*

Former Public Company Directorships
- Director, Ausenco Limited (2011-2016)

Age
57

Director Since
2011

Committee Assignments
- Compensation Committee
- Governance Committee



The Board of Directors is nominating Ms. Shafer-Malicki in consideration of her diverse experience in the upstream energy and supporting infrastructure businesses and her significant international operations experience, having served in executive and director roles for public companies in Europe, the Asia Pacific region and Africa.

MARSHA C. WILLIAMS Former Senior Vice President and Chief Financial Officer, Orbitz Worldwide, Inc.



Professional Highlights
- Senior Vice President and Chief Financial Officer, Orbitz Worldwide, Inc. (acquired by Expedia, Inc. in 2015), a global online travel company (2007— retirement in 2010)
- Executive Vice President and Chief Financial Officer, Equity Office Properties Trust, publicly held office building owner and manager (2002 – 2007)
- Chief Administrative Officer, Crate & Barrel, global home furnishings retailer (1998 – 2002)
- Treasurer, Amoco Corp. (acquired by BP p.l.c. in 1998), an oil and natural gas exploration, production, refining and marketing company (1993 – 1998)
- Director, Davis Funds, an independent investment management firm (since 1999)

Current Public Company Directorships
- Director, Modine Manufacturing Company, Inc., a global provider of thermal management systems and components (since 1999)—*Lead Director, Nominating and Governance Committee*
- Director, Fifth Third Bancorp, a diversified financial services company (since 2008)— *Lead Director, Audit, Finance, Nominating and Corporate Governance and Risk & Compliance*

Former Public Company Directorships
- Director, Chicago Bridge and Iron Company N.V. (1997 – May 2018)

Age
67

Director Since
2018

Committee Assignments
- Audit Committee



The Board of Directors is nominating Ms. Williams in consideration of her significant experience gained from serving in executive leadership and board positions at public companies and her extensive knowledge in the areas of accounting, auditing and financial reporting.

SUMMARY OF DIRECTOR NOMINEES' QUALIFICATIONS AND EXPERIENCE

The following table illustrates the breadth and variety of business and other experience that each of our director nominees brings to McDermott.

Experience/Skill	Alexander	Barril	Bookout	Dickson	Flury	Kissel	Luquette	Miller	Schumann	Shafer-Malicki	Williams
EXECUTIVE LEADERSHIP Necessary for an understanding of management's role and responsibilities and the challenges management must address so as to be able to evaluate management's performance	•	•	•	•	•	•	•	•	•	•	•
ENERGY/OILFIELD SERVICES An understanding of our industry is important so that the Board can independently assess our strategy, management's progress in achieving the strategy and appropriate oversight of our business and operations	•	•	•	•	•	•	•	•	•	•	•
PUBLIC COMPANY BOARD Important to an understanding of the Board's role as it relates to that of management	•		•	•	•	•	•	•	•	•	•
EXPERIENCE WITH CORE CUSTOMERS Knowledge of and experience with our core customers is important for achieving our strategic goals and assessing project development and opportunities for growth	•	•	•	•	•	•	•	•	•	•	•
INTERNATIONAL OPERATIONS Important to assessing risks and business strategy in countries in which we operate	•	•	•	•	•	•	•	•	•	•	
FINANCIAL OVERSIGHT RESPONSIBILITIES Important to understand the complexities of financial reporting, internal controls and the regulatory environment applicable to publicly traded companies	•	•	•					•	•	•	•
CORPORATE GOVERNANCE Necessary to understand directors' duties and the system of governance checks and balances under which a public company operates	•	•	•	•	•	•	•	•	•	•	•

DIRECTOR QUALIFICATIONS

Our Governance Committee has determined that a candidate for election to our Board of Directors must meet specific minimum qualifications. Each candidate should:

- have a record of integrity and ethics in his/her personal and professional life;
- have a record of professional accomplishment in his/her field;
- be prepared to represent the best interests of our stockholders;
- not have a material personal, financial or professional interest in any competitor of ours; and
- be prepared to participate fully in Board activities, including (in the case of a non-executive director) active membership on at least one Board committee and attendance at, and active participation in, meetings of the Board and the committee(s) of which he or she is a member, and not have other personal or professional commitments that would, in the Governance Committee's sole judgment, interfere with or limit his or her ability to do so.

In 2016, the Board approved amendments to the Corporate Governance Guidelines which place limits on the number of boards on which McDermott directors may serve. Such limits provide that any director who is a chief executive officer or other senior executive of a public company should serve on no more than two public company boards, and any other director should serve on no more than three public company boards, in both instances including the McDermott Board. Any proposed service in excess of these limits will be considered on a case by case basis.

In addition, the Governance Committee also considers it desirable that candidates contribute positively to the collaborative culture among Board members and possess professional and personal experiences and expertise relevant to our business and industry. The Governance Committee solicits ideas for possible candidates from a number of sources, including independent director candidate search firms, members of the Board and our senior level executives.

The Board recognizes the benefits of a diversified board and believes that any search for potential director candidates should consider diversity as to gender, race, ethnic background and personal and professional experiences. Additionally, our Corporate Governance Guidelines provide that any independent director search firm retained to assist the Governance Committee in identifying director candidates shall seek to include diverse candidates in terms of race, ethnic background and gender.

DIRECTOR INDEPENDENCE

The New York Stock Exchange ("NYSE") listing standards require our Board of Directors to be comprised of at least a majority of independent directors. In 2015, however, the Board amended our Corporate Governance Guidelines to require that, with the exception of the Chief Executive Officer, the Board be comprised entirely of independent directors. For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. To assist it in determining director independence, and as permitted by NYSE rules then in effect, the Board previously established categorical standards which conform to, or are more exacting than, the independence requirements in the NYSE listing standards. These standards are contained in our Corporate Governance Guidelines, which can be found on our Web site at *www.mcdermott.com* under "INVESTORS – Corporate Governance."

Based on these independence standards, our Board of Directors has affirmatively determined that the following directors are independent and meet our categorical independence standards:

Forbes I.J. Alexander	John F. Bookout, III	W. Craig Kissel	James H. Miller	Mary L. Shafer-Malicki
Philippe Barril	L. Richard Flury	Gary P. Luquette	William H. Schumann, III	Marsha C. Williams

In determining the independence of the directors, our Board considered ordinary course transactions between us and other entities with which the directors are associated, none of which were determined to constitute a material relationship with us. Messrs. Alexander, Barril, Bookout, Flury, Kissel, Luquette, Miller, and Schumann and Ms. Williams have no relationship with McDermott, except as a director and stockholder. Ms. Shafer-Malicki is a director of an entity with which we transact business in the ordinary course. Our Board also considered contributions by us to charitable organizations with which the directors were associated. No director is related to any executive or significant stockholder of McDermott, nor is any director, with the exception of Mr. Dickson, a current or former employee of McDermott.

DIRECTOR NOMINATIONS

Any stockholder may nominate one or more persons for election as one of our directors at the annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our By-Laws. See "Stockholders' Proposals" in this proxy statement and our By-Laws, which may be found on our Web site at *www.mcdermott.com* at "INVESTORS – Corporate Governance."

The Governance Committee will consider candidates identified through the processes described above and will evaluate the candidates, including incumbents, based on the same criteria. The Governance Committee also takes into account the contributions of incumbent directors as Board members and the benefits to us arising from their experience on the Board. Although the Governance Committee will consider candidates identified by stockholders, the Governance Committee has sole discretion whether to recommend those candidates to the Board.

The Board's Role and Responsibilities

OVERVIEW

The Board's Key Responsibilities include:



Choosing and monitoring performance of the CEO and establishing succession plans

Setting standards for and monitoring compliance; responding appropriately to "red flags"

Overseeing relations with governments, communities and other constituents

Establishing the appropriate "Tone at the Top"

Determining executive compensation

Interviewing and nominating director candidates and monitoring the board's performance

Our Board of Directors oversees, monitors and directs management in the long-term interests of McDermott and our stockholders

Approving our long-term strategy and annual operating plan; monitoring performance and providing advice to management as a strategic partner

Determining risk appetite; setting standards for managing risk; monitoring risk management

Setting standards for corporate social responsibility and monitoring compliance

Evaluating any proposed transaction that creates a seeming conflict between the best interests of stockholders and those of management

Reviewing corporate governance guidelines and committee charters

THE BOARD'S ROLE IN RISK OVERSIGHT

As part of its oversight function, the Board is actively involved in overseeing risk management through our Enterprise Risk Management ("ERM") program, which includes periodic reporting through an area and corporate ERM structure. In connection with the ERM program, the Board exercises its oversight responsibility with respect to key external, strategic, operational and financial risks and discusses the effectiveness of current efforts to mitigate certain focus risks as identified by senior management and the Board through anonymous risk surveys.

BOARD AND COMMITTEES RISK OVERSIGHT RESPONSIBILITIES

FULL BOARD

Although the Board is ultimately responsible for risk oversight, the Board is assisted in discharging its risk oversight responsibility by the Audit, Compensation and Governance Committees. Each committee oversees management of risks, including, but not limited to, the areas of risk summarized below, and periodically reports to the Board on those areas of risk:

Audit Committee

Oversees management of risks related to our financial statements and the financial reporting process

Compensation Committee

Oversees management of risks related to our compensation policies and practices applicable to executives, employee benefit plans and the administration of equity plans

Governance Committee

Oversees management of risks related to succession planning for the Chief Executive Officer and other members of executive management and our Ethics and Compliance Program (excluding responsibilities assigned to the Audit Committee)

At their respective November 2017 meetings, each committee undertook an assessment of those areas of risk oversight that were delegated to it and provided a report to the Board. Also, at its November 2017 meeting, the Board received an ERM report and performed an assessment and review of the risks described in that report that were not delegated to the committees.

Regarding risks relating to the design of our compensation programs, the Compensation Committee, with assistance from its independent compensation consultant, Meridian Compensation Partners, LLC, regularly reviews and assesses our compensation policies and practices to ensure that they are appropriate in terms of the level of risk-taking and in line with our business strategies and the interests of our stockholders. The Compensation Committee has designed our compensation programs to encourage performance focused on long-term stockholder value, promote company growth and allow for appropriate levels of risk-taking but to discourage excessive risk-taking. Based on the findings of the risk assessment performed at its November 2017 meeting, the Compensation Committee concluded that the risks arising from our compensation policies and practices are aligned with stockholders' interests and not reasonably likely to have a materially adverse impact on us.

STOCKHOLDER ENGAGEMENT

The Board oversees and is committed to ongoing stockholder dialogue on governance and compensation matters and places considerable weight on stockholder feedback in making decisions impacting our governance processes and compensation programs.

STOCKHOLDER OUTREACH PROGRAM

Objective	Outreach	Discussion	Feedback	Results
Since 2015, our Board has engaged in an extensive stockholder outreach program to discuss our stockholders' perspectives on our governance and compensation policies and practices.	Each year, we typically reach out to stockholders representing approximately 40% of our outstanding shares of common stock and other stakeholders to gain insight regarding their perspectives on corporate governance and compensation matters.	In 2015 and 2016, in person or telephonic meetings led by either our Governance Committee Chair or Compensation Committee Chair were held with stockholders representing approximately 30% of our outstanding shares of common stock. In 2017, based on our strong recent financial performance, enhancements to our compensation and governance programs and positive say-on-pay results in 2016 and 2017, limited meetings were requested by stockholders, which we believe is an indication of our stockholders' support of our current compensation and governance framework.	This engagement process has provided us with constructive stockholder feedback on governance and compensation topics, such as board refreshment, board evaluations, annual and long-term incentive programs and disclosure around our executive compensation programs.	Each year, our Board considers the say on pay vote result and the matters discussed during the stockholder and stakeholder outreach efforts conducted during the year in considering any changes or enhancements to our compensation and governance programs.

The Board will continue to seek stockholder input to identify and proactively address important corporate governance and compensation issues.

BOARD REFRESHMENT AND SUCCESSION PLANNING

We are committed to a strong board refreshment process. As part of our commitment to board refreshment we impose a mandatory director retirement age of 72, require Committee Chairs to rotate after five years of service and annually review committee composition and individual director skills and qualifications. Further, our Governance Committee, typically with the assistance of a third party search firm, identifies and considers new director candidates who have expertise that would complement and enhance the current Board's skills and experience. Additionally, with the closing of McDermott's combination with CB&I in May 2018, we welcomed five new, experienced and qualified members to our Board. Our commitment to board refreshment has resulted in a Board with a well-balanced tenure.

DIRECTOR SUCCESSION PLANNING PROCESS

Succession Planning ▶	Identification of Candidates ▶	Meeting with Candidates ▶	Decision and Nomination
The Governance Committee implements an ongoing succession planning process, seeking out director candidates to join our Board in light of the emerging business needs of our business and our current Board's composition.	To ensure a robust search process and access to a wide range of qualified candidates, the Governance Committee works closely with an independent search firm to identify and evaluate director candidates in light of our Board's structure, tenure and qualifications.	Potential director candidates are interviewed by our Chair of the Board, CEO, the Governance Committee and other available directors.	The Governance Committee recommends to the full Board for nomination those director candidates with the skills and experience that would most benefit the current Board and best serve the interests of McDermott and its stockholders.

 **Voting**

The Director Nominees stand for election or reelection to the Board by our stockholders at the Annual Meeting, each for a term extending until the next year's Annual Meeting of Stockholders.

BOARD AND COMMITTEE EVALUATIONS

Our Board recognizes the critical role of annual Board and committee evaluations in ensuring the Board and each committee are functioning effectively. The Governance Committee annually reviews the Board and committee evaluation process in consideration of recent best practices and input from the directors. To that end, and in response to stockholder input received through our stockholder outreach efforts, the Governance Committee enhanced the evaluation process by utilizing a third party to help conduct the annual Board and committee performance evaluations conducted in early 2017.

Based on stockholder input, the results of the 2017 evaluations and consistent with the practices of many other companies who retain third party facilitators to assist with their annual evaluations, the Governance Committee determined that it would be more beneficial to utilize a third party to help conduct the annual evaluations once every few years and as needed as opposed to every year. In 2018, in accordance with its charter, the Governance Committee oversaw the annual evaluation process, solicited feedback from all directors and reported to the Board with an assessment of the performance of the Board and its committees. This assessment was then discussed and taken into account by the full Board in executive session in its consideration of any appropriate action or response that might strengthen director communications and the overall effectiveness of Board and committee meetings. Additionally, in connection with the annual evaluation conducted in early 2018, the Board considered how it was progressing against the recommendations made by the third party facilitator who assisted with the 2017 annual evaluation.

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY

Sustainability and corporate social responsibility ("CSR") are integral components of our business strategy. In 2015, we established "Taking the Lead," an internally driven initiative focused on proactively developing and supporting the behaviors and attitudes that lead to a robust quality, health, safety, environment and security ("QHSES") culture and excellence in QHSES performance. Our approach to corporate responsibility and sustainability revolves around maintaining our best in class safety performance, limiting our environmental footprint and supporting local community development. By supporting our people, environment and communities in these three areas, McDermott can make a positive impact while creating shared value for our company and aligning with our overall business strategy.

Unfortunately, 2017 presented unexpected challenges to many of our employees. Hurricane Harvey brought widespread flooding to the Houston area, and Mexico City was impacted by a major earthquake. As a part of our CSR efforts, we launched the McDermott Relief Fund, which helped more than 35 families recover from both incidents and has proven to be an outstanding avenue for employees' interest in taking care of each other and the larger McDermott family.

In 2017, McDermott established a formal CSR Corporate Steering Committee and a Global Coordination Team to more closely align CSR activities to our business objectives, which will ensure shared value for the communities and organizations we serve. We are also working to align our CSR framework to the ISO 26000:10 standard, which provides guidance to assess and address social responsibilities that are relevant and significant to McDermott's: mission and vision; operations and processes; customers, employees, communities and other stakeholders; and environmental impact.

Safety

McDermott has a deeply integrated safety culture that is "part of our DNA." The safety of our employees, customers, subcontractors and vendors is of utmost importance and we strive to be an industry leader in safety. Our safety performance continues to be second to none, as exemplified by our Total Recordable Incident Rate (TRIR) for 2017 being significantly lower than our peers.

Environment

McDermott is focused on opportunities to reduce our environmental impact in areas in which we operate. Our approach to reducing our environmental impact is to consider how we can integrate new solutions in our operations and activities to create sustained change. In 2017, in particular, we were highly focused on eliminating and controlling paper, plastic and styrofoam waste.

Philanthropy & Volunteerism

We realize that the success of our business is linked to the success of the communities where we operate. McDermott is committed to using its global reach to develop, strengthen and support the communities in which we operate.

A few of the causes in which we participated to support our communities in 2017 were:

• forming a strategic partnership with the Global Education & Leadership Foundation ("tGELF"). While deeply rooted in India, tGELF is a global organization focused on finding the world's next great leaders. tGELF's focus on education, ethics and altruism to develop the next generation of leaders across the globe embodies the spirit and good for which McDermott looks for in its CSR programs.

• converting a storage container into a public library to promote reading culture among the local communities surrounding our fabrication yard in Batam, Indonesia. This is the fifth container-turned public library initiative from McDermott's fabrication yard in Batam. The latest library, complete with 150 story books for the first round, was handed over to the community of Citra Pendawa Asri in Batu Aji.

• participating in the American Heart Association's 2017 Heart Walk, raising funds to save lives from heart disease and stroke, for which we were recognized as one of the top five contributors in the Houston area.

• organizing a first blood drive campaign at our Altamira Fabrication Yard to benefit Hospital Carlos Canseco in Mexico, which allowed 115 employees to donate blood for children in the Oncology Center of the hospital.

• promoting and participating in the charity campaign, Solidary Christmas, in Brazil. Through this campaign, McDermott worked with the Romão de Mattos Duarte orphanage which takes care of 33 children ranging from four-month-olds to nine-year-olds. Each participating McDermott employee selected at least one child and volunteered to be the child's Santa Claus by giving the child a Christmas gift.

COMMUNICATIONS WITH THE BOARD

Stockholders or other interested persons may send written communications to the independent members of our Board, addressed to Board of Directors (Independent Directors), c/o McDermott International, Inc., Corporate Secretary, 757 N. Eldridge Parkway, Houston, TX 77079.

Board Leadership Structure

Mr. Luquette has served as Chair of the Board since May 6, 2014. Our Board believes that it is appropriate for McDermott to have a Chair of the Board separate from the Chief Executive Officer, as this structure allows Mr. Dickson, McDermott's President and Chief Executive Officer, to maintain his focus on our strategic direction and the management of our day-to-day operations and performance, while Mr. Luquette is able to set the Board's agendas and lead the Board meetings.

Executive Sessions

Our independent directors meet in executive session without management on a regular basis. Currently, Mr. Luquette, our Chair of the Board of Directors, serves as the presiding director for those executive sessions.

Board of Directors and its Committees

Our Board met 15 times during 2017. All directors serving on the Board during 2017 attended 75% or more of the meetings of the Board and of the committees on which they served during 2017. Additionally, it is our policy that all of our directors attend our annual meeting of stockholders, and in accordance with that policy, all directors serving on the Board in 2017 attended our 2017 Annual Meeting.

BOARD COMMITTEES

Our Board currently has, and appoints the members of, standing Audit, Compensation and Governance Committees. Each standing Board committee is comprised entirely of independent nonemployee directors and has a written charter approved by the Board. The current charter for each standing Board committee is posted on our Web site at *www.mcdermott.com* under "WHO WE ARE – Leadership – Board Committees." Attendance at committee meetings is open to every director, regardless of whether he or she is a member of the committee. Occasionally, our Board may convene joint meetings of certain committees and the Board. Each portion of the joint meeting is counted separately for purposes of the number of meetings of the Board and its committees disclosed in this proxy statement. Additionally, in 2018, in connection with McDermott's combination with CB&I, the Board determined it necessary and appropriate to establish a Transition Committee to oversee and support efforts to effectively and efficiently integrate the two companies post-combination.

The following table shows the current membership, the principal functions and the number of meetings held in 2017 for each standing Board committee:



Audit Committee

Chairman
Mr. Schumann

Committee Members
Mr. Alexander
Mr. Barril
Ms. Williams

Meetings Held in 2017
7



Our Board has determined that all members of the Audit Committee are independent and financially literate under NYSE Listed Company Manual Sections 303A.02 and 303A.07, respectively, and that Messrs. Schumann and Alexander and Ms. Williams each qualify as an "audit committee financial expert," within the definition established by the SEC. For more information on the backgrounds of those directors, see their biographical information under "Election of Directors" above.

Principal Functions and Additional Information
- Monitors our financial reporting process and internal control system.
- Oversees the preparation of our financial statements.
- Monitors our compliance with legal and regulatory financial requirements, including our compliance with the applicable reporting requirements established by the U.S. Securities and Exchange Commission (the "SEC") and the requirements of Audit Committees as established by the NYSE.
- Evaluates the independence, qualifications, performance and compensation of our independent registered public accounting firm.
- Oversees the performance of our internal audit function.
- Oversees certain aspects of our Ethics and Compliance Program relating to financial matters, books and records and accounting and as required by applicable statutes, rules and regulations.
- Provides an open avenue of communication among our independent registered public accounting firm, financial and senior management, the internal audit department and the Board.



Compensation Committee

Chairman
Mr. Kissel

Committee Members
Mr. Flury
Mr. Luquette
Ms. Shafer-Malicki

Meetings Held in 2017
6

Principal Functions and Additional Information

- Oversees the design of our officer and director compensation plans, policies and programs.

- Evaluates employee benefit plans.

- Approves and/or recommends to the Board for approval such officer and director compensation plans, policies and programs.

- Annually reviews and approves goals and objectives relevant to CEO compensation, evaluates (in coordination with the Governance Committee) the CEO's performance in light of those goals and objectives and sets the CEO's compensation based on that evaluation.

- Oversees our disclosures relating to compensation plans, policies and programs, including overseeing the preparation of the Compensation Discussion and Analysis included in this proxy statement.

- Acts in its sole discretion to retain or terminate any compensation consultant to be used to assist the Compensation Committee in the discharge of its responsibilities. For additional information on the role of compensation consultants, please see "Compensation Discussion and Analysis — How We Make Compensation Decisions" below.

- For 2017, the Compensation Committee authorized our Chief Executive Officer, in consultation with his direct reports, to establish individual goals under our Executive Incentive Compensation Plan ("EICP") for our other executive officers and key employees who participate in the EICP. All payments under the EICP are subject to Compensation Committee approval.

- Under our long term incentive plans, the Compensation Committee may delegate some of its duties to our Chief Executive Officer or other senior officers. The Compensation Committee has delegated certain authority to our Chief Executive Officer and Vice President, Human Resources, for the approval of long-term incentive awards to new-hire, non-officer employees.

- Under the McDermott International, Inc. Director and Executive Deferred Compensation Plan, which we refer to as the "DCP," the Compensation Committee may delegate any of its powers or responsibilities to one or more members of the Committee or any other person or entity.



Governance Committee

Chairman
Mr. Flury

Committee Members
Mr. Bookout
Mr. Miller
Ms. Shafer-Malicki

Meetings Held in 2017
5

Principal Functions and Additional Information

- Identifies individuals qualified to become Board members and recommends to the Board each year the director nominees for the next annual meeting of stockholders.
- Recommends to the Board the directors to serve on each Board committee.
- Leads the Board in its annual review of the performance of the Board and its committees.
- Develops, reviews and recommends to the Board any changes to our Corporate Governance Guidelines the Governance Committee deems appropriate.
- Oversees the annual evaluation of our Chief Executive Officer (in conjunction with the Compensation Committee).
- Reviews and assesses the succession plan for the Chief Executive Officer and other members of executive management and reviews such plan with the Board periodically, and at least on an annual basis.
- Recommends to the Board the compensation of nonemployee directors.
- Serves as the primary committee overseeing our Ethics and Compliance Program, excluding certain oversight responsibilities assigned to the Audit Committee.
- Oversees our director and officer insurance program.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of our Compensation Committee are independent in accordance with NYSE listing standards. No member of the Compensation Committee (1) was, during the year ended December 31, 2017, or had previously been, an officer or employee of McDermott or any of its subsidiaries, or (2) had any material interest in a transaction of McDermott or a business relationship with, or any indebtedness to, McDermott. No interlocking relationship existed during the year ended December 31, 2017 between any member of the Board of Directors or the Compensation Committee and an executive officer of McDermott.

Related Party Transactions

We have adopted a written Related Person Transaction Policy applicable to any individual transaction or series of related transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which:

- McDermott or any of its subsidiaries is, was or will be a participant;
- any related person (as defined in the policy) has, had or will have a direct or indirect material interest; and
- the amount involved exceeds $120,000.

This policy requires directors, director nominees and executive officers to provide written notice to the General Counsel ("GC") of any potential Related Person Transaction involving, directly or indirectly, him or her or any of his or her immediate family members. Additionally, each director, director nominee and executive officer must complete an annual questionnaire designed in part to elicit and evaluate information about potential related person transactions and any related person relationships. All related person transactions requiring compliance with the policy as determined by the GC must be presented to the Governance Committee for review, approval, ratification or other action. The Governance Committee will approve or ratify a related person transaction only if it determines that, under all of the circumstances, the transaction is not inconsistent with the best interests of McDermott. There were no such transactions found to be directly or indirectly material to a related person required by SEC rules to be disclosed in this proxy statement.

Compensation of Directors

Under our 2017 nonemployee director compensation program, cash compensation for nonemployee directors consisted of retainers (paid monthly and prorated for partial terms) and meeting fees as follows:

	($)
Annual Board Member Retainer	85,000
Audit Committee Chair Retainer	20,000
Compensation Committee Chair Retainer	20,000
Governance Committee Chair Retainer	10,000
Additional Retainer for Lead Director (if applicable)	20,000
Additional Retainer for Chair of the Board	150,000
Meeting fees for each meeting of the Board or a Committee (of which the director is a member) attended in excess of the twelfth Board or Committee meeting per annual director term	2,500

From 2014 to 2016, our nonemployee director compensation was generally consistent with the above, with two exceptions. First, in 2017, we increased the annual Board member retainer from $75,000 to $85,000. Second, we increased the annual restricted stock award from $120,000 to $135,000. These increases were made following a market analysis performed by Pay Governance, our third party compensation consultant at such time, which showed that our nonemployee director compensation levels were below our peer median. Accordingly, Pay Governance recommended adjustments totaling $45,000 to reduce the gap relative to our peers. Based on information provided by Pay Governance, our Governance Committee approved of a $25,000 total increase to bring our nonemployee director compensation levels closer to our peer median. Even with this increase, our nonemployee director compensation levels remain below the peer median.

The table below summarizes the compensation earned by or paid to our nonemployee directors during the year ended December 31, 2017.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Philippe Barril	28,333	88,393	116,726
John F. Bookout, III	84,166	134,998	219,164
Stephen G. Hanks	100,727	134,998	235,725
Erich Kaeser	84,166	134,998	219,164
Gary P. Luquette	234,166	134,998	369,164
William H. Schumann, III	104,166	134,998	239,164
Mary L. Shafer-Malicki	91,106	134,998	226,104
David A. Trice	90,711	134,998	225,709

[1] The amounts reported in this column include the annual retainers paid to each director, additional retainers paid to the Chairman of the Board and Committee Chairs, and extra meeting fees, which were owed to all directors except for Mr. Barril as a result of their attending more than 12 meetings since May 5, 2017, the commencement of their annual terms.

[2] Under our 2017 director compensation program, equity compensation for nonemployee directors included a discretionary annual stock grant. On May 5, 2017, each of the nonemployee directors then serving as a director received a grant of 20,579 shares of restricted stock valued at $134,998, which is the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, using the closing market price of McDermott common stock on the date of grant ($6.56). Additionally, Mr. Barril received a grant of 14,234 shares of restricted stock valued at $88,393, which represented a prorated 2017 annual grant for his partial term of service upon joining the Board in September 2017. Under the terms of each award, the restricted stock vested immediately on the grant date and immediately became unrestricted shares of McDermott common stock. For a discussion of the valuation assumptions with respect to these awards, see Note 14 to our Consolidated Financial Statements included in our Annual Report of Form 10-K for the year ended December 31, 2017.



Executive Officer Profiles

The following profiles provide the relevant experience, age and tenure with McDermott as of September 26, 2018 of our Chief Executive Officer, Chief Financial Officer and other executive officers currently employed by McDermott.

DAVID DICKSON President and Chief Executive Officer

Age: 50 | Tenure: 4 years

Mr. Dickson has served as a member of our Board of Directors and as President and Chief Executive Officer since December 2013, prior to which he served as our Executive Vice President and Chief Operating Officer from October 2013. Mr. Dickson has over 25 years of offshore oilfield engineering and construction business experience, including 11 years of experience with Technip and its subsidiaries. From September 2008 to October 2013, he served as President of Technip U.S.A. Inc., with oversight responsibilities for all of Technip's North American operations. In addition to being the President of Technip U.S.A. Inc., Mr. Dickson also had responsibility for certain operations in Latin America. Mr. Dickson also supported the Technip organization by managing key customer accounts with international oil companies based in the United States.

STUART SPENCE Executive Vice President, Chief Financial Officer

Age: 49 | Tenure: 4 years

Mr. Spence has served as our Executive Vice President and Chief Financial Officer since August 2014. Mr. Spence has over 25 years of combined financial and operational management experience with companies in the oilfield products and services and engineering and construction businesses. Immediately prior to joining McDermott, Mr. Spence served as Vice President, Artificial Lift for Halliburton Company, where he had overall strategic and operational responsibility for Halliburton's artificial lift product and service line. Previously, he served as Senior Director, Strategy and Marketing for Halliburton's Completion and Production Division. Mr. Spence joined Halliburton following Halliburton's acquisition of Global Oilfield Services Inc. in November 2011. He served as Executive Vice President and Chief Financial Officer of Global Oilfield Services from 2008 to May 2011 and as Executive Vice President, Strategy, in May 2011 in connection with the sale to Halliburton. His prior experience also includes positions of increasing financial and management responsibility at: Green Rock Energy, LLC; and Vetco International Ltd. (holding company for Aibel Ltd., an oilfield facilities maintenance and construction company, and Vetco Gray, Inc., a subsea production and drilling equipment company).

JOHN M. FREEMAN Executive Vice President, Chief Legal Officer and Corporate Secretary

Age: 56 | Tenure: 1 year

Mr. Freeman has served as our Executive Vice President, Chief Legal Officer and Corporate Secretary since May 2018. Previously, he served as our Senior Vice President, General Counsel and Corporate Secretary from August 2017 to May 2018. He has more than 30 years of legal and compliance experience in both the private and public sectors. Prior to joining McDermott, Mr. Freeman served at TechnipFMC plc as Special Advisor to the Integration of Technip and FMC from January 2017 to August 2017, and, before the combination of those two companies, served in various executive roles at Technip, including: Global General Counsel, Technip Group (Paris, France) from November 2015 through January 2017; Executive Vice President, Technip Group Legal Business & Operations Counsel (Paris, France), from May 2015 through October 2015; and Vice President, General Counsel, Corporate Secretary & Regional Compliance Officer, Technip USA, Inc. (Houston, Texas), from April 2009 through April 2015. From 2004 to 2009, Mr. Freeman held various senior legal and compliance positions at Baker Hughes Incorporated, after having served in several roles of increasing responsibility for Pennzoil-Quaker State Company and as an attorney at a Washington, D.C. law firm. He began his legal career in 1989 as a prosecuting attorney for the U.S. federal government.

SAMIK MUKHERJEE Executive Vice President, Chief Operating Officer

Age: 48 | Tenure: 3 months

Mr. Mukherjee has served as our Executive Vice President, Chief Operating Officer since July 2018. He has more than 25 years of experience in sales, operations and strategy, serving in leadership and executive-level roles for the upstream and downstream oil and gas industry around the world. Prior to joining McDermott, Mr. Mukherjee was Executive Vice President of Corporate Development, Strategy, Mergers and Acquisitions, Digital and IT of TechnipFMC. Previously, he served as Senior Vice President, Region EMIA, Operating Centers Coordination & Region Change Management Officer of Technip France from May 2016 to October 2017. Prior to that position, he served as Group Senior Vice President, Strategy and Business Development of Technip Corporate from June 2015 to May 2016, as Country Head and Managing Director of Technip India from January 2012 to June 2015, and held a number of other senior corporate and operational positions during his career with Technip, which commenced in 1998.

DANIEL M. MCCARTHY Executive Vice President, Lummus Technology

Age: 67 | Tenure: 5 months

McCarthy has served as our Executive Vice President, Lummus Technology since May 2018. Previously, he served as CB&I's Executive Vice President, Technology from December 2011 to May 2018. He joined CB&I through the acquisition of the Lummus business from ABB, Asea Brown Boveri Ltd., in 2007 and served as President, Lummus Technology from November 2007 to December 2011. At Lummus he served as Executive Vice President, North America from April 2006 to November 2007 and was Executive Vice President of Lummus Technology from December 2003 to November 2007.

STEPHEN L. ALLEN Senior Vice President, Chief Human Resources Officer

Age: 66 | Tenure: 3 years

Mr. Allen has served as our Senior Vice President, Chief Human Resources Officer since May 2018. He previously served as our Senior Vice President, Human Resources from March 2014 until his retirement in July 2016. From July 2016 until re-joining the Company in May 2018, he provided consulting services to McDermott. Previously, he served as Senior Vice President, Human Resources for Technip USA, Inc. (Houston, Texas) from August 2005 until January 2014. Mr. Allen has more than 25 years of human resources experience in the oil and gas, utility and engineering and construction industries, including leadership roles in compensation, benefits, talent acquisition, talent management and real estate management. Prior to joining Technip in 2005, Mr. Allen held the position of General Manager, Human Resources for Duke Energy in Cincinnati, Ohio.

LINH AUSTIN Senior Vice President, Middle East and North Africa

Age: 49 | Tenure: 3 years

Mr. Austin has served as our Senior Vice President, Middle East and North Africa since May 2018. Previously, he served: as our Vice President, Middle East and Caspian, from January 2016 to May 2018; and as our Senior Director Operations, Middle East from January 2015 to January 2016. Mr. Austin has over 20 years of executive and operational experience in the oil and gas industry, including two years in the Middle East with Abu Dhabi Marine Operating Company (ADMA-OPCO). Prior to joining McDermott, he served as Senior Advisor for ADMA-OPCO from August 2013 until January 2015. Prior to his employment with ADMA-OPCO, Mr. Austin served with BP and Atlantic Richfield Company in various operational and project leadership roles in the upstream and the downstream sectors with increasing levels of responsibility since 1993.

RICHARD W. HEO Senior Vice President, North, Central and South America

Age: 48 | Tenure: 5 months

Mr. Heo has served as our Senior Vice President, North, Central and South America since May 2018. Previously, he served as CB&I's: Executive Vice President, Fabrication Services from October 2017 to May 2018; and various roles within Fabrication Services including President, Engineered Products Business Unit from June 2014 to October 2017. Prior to joining CB&I, he held a number of roles at KBR, Inc., including: Vice President of Global Sales, Technology from October 2013 to June 2014; Director, Global Operations, Proprietary Equipment from June 2010 to October 2013; and Director, North America Business Development from March 2009 to June 2010. From 1998 to 2009, he worked for Nalco Company (Ecolab).

TAREQ KAWASH Senior Vice President, Europe, Africa, Russia and Caspian

Age: 50 | Tenure: 5 months

Mr. Kawash has served as our Senior Vice President, Africa, Russia and Caspian since May 2018. Previously, he served as CB&I's: Group Vice President, Engineering and Construction International from December 2016 to May 2018; Vice President, Project Operations from March 2016 to December 2016; and Vice President, Business Development, Europe, Caspian, Middle East and Africa from August 2014 to March 2016, and has held several project management roles from 2000 to 2014. Prior to joining CB&I in 2000, he served in various roles of increasing responsibility at Consolidated Contractors Company from 1993 to 2000 and at KBR, Inc. from 1991 to 1993.

JONATHAN KENNEFICK Senior Vice President, Project Execution and Delivery

Age: 50 | Tenure: 26 years

Mr. Kennefick has served as our Senior Vice President, Project Execution and Delivery, since November 2015. Mr. Kennefick joined McDermott in 1992, and has served in various positions of increasing responsibility, including: Vice President of Quality, Health, Safety, Environment and Security, from March 2014 to November 2015; Vice President, Operations—Middle East and India, from May 2012 to March 2014; Director of Operations, from June 2010 to May 2012; and General Manager, Marine Operations, from March 2008 to June 2010.

BRIAN MCLAUGHLIN Senior Vice President, Chief Commercial Officer

Age: 47 | Tenure: 12 years

Mr. McLaughlin has served as our Senior Vice President, Chief Commercial Officer, since May 2018. Previously, he served as our: Senior Vice President, Commercial, from September 2015 to May 2018; VP Commercial, Offshore, from 2014 to September 2015; General Manager, Business Development—Middle East and India, from 2010 to 2014; Senior Director, Business Development—Middle East and India, from 2008 to 2010; and, Proposals Manager, Middle East, from 2006 to 2008. Prior to joining McDermott, Mr. McLaughlin held roles of increasing responsibility at Al Faris, Abu Dhabi, ALE Middle East and Weir Pumps.

SCOTT MUNRO Senior Vice President, Corporate Development Officer

Age: 44 | Tenure: 4 years

Mr. Munro has served as our Senior Vice President, Chief Development Officer since May 2018. Previously, he served as our: Vice President, Americas, Europe and Africa from January 2015 to May 2018; Vice President and General Manager, North Seas and Africa, from April 2014 to January 2015; and Vice President, Projects and Operations Subsea, from the time he joined McDermott in January 2014 through March 2014. Prior to joining McDermott, Mr. Munro was Vice President, Commercial, for Technip U.S.A. Inc., a subsidiary of Technip, from 2010 to 2013; and Vice President Offshore Unit, Technip France, an operating unit of Technip, from 2013 to 2014. Mr. Munro has management experience in the oil and gas industry, having worked in the United Kingdom, United States, Canada, Brazil and France in a variety of operational and project management roles in organizations such as Coflexip Stena Offshore Group S.A., Acergy, S.A., Chevron Corporation and Technip.

IAN PRESCOTT Senior Vice President, Asia Pacific

Age: 55 | Tenure: **9 months**

Mr. Prescott has served as our Senior Vice President, Asia Pacific since May 2018. Previously he served as our Vice President, Asia from January 2018 to May 2018. Mr. Prescott has more than 28 years of extensive operational, marketing and business unit responsibilities for production and processing solutions businesses in the upstream oil and gas sector, including engineering and fabrication. Prior to joining McDermott, he served as: Senior Vice President for SNC-Lavalin Group, Inc., from August 2015 to December 2017; Chief Executive Officer for Global Process Systems from May 2010 to May 2015; and Director, Asia for Global Process Systems from January 2008 to May 2010. He has also held key leadership positions with PAE (Thailand) PLC and Aker Solutions ASA (prior to 2008, known as Aker Kvaerner).

CHRIS KRUMMEL Vice President, Finance and Chief Accounting Officer

Age: 50 | Tenure: **1 year 11 months**

Mr. Krummel has served as our Vice President, Finance and Chief Accounting Officer since October 2016. Prior to joining McDermott, Mr. Krummel served as a consultant of American Industrial Partners, a firm engaging in private equity investments in industrial businesses in the United States and Canada, from November 2015 through July 2016; Chief Financial Officer and Vice President of EnTrans International, LLC, a global manufacturer of aluminum tank trailers, heavy lift trailers and oilfield pressure pumping equipment used in hydraulic fracturing and other well services, from September 2014 to October 2015; and Chief Accounting Officer, Vice President and Corporate Controller / Vice President of Finance of Cameron International, a worldwide provider of flow equipment products, systems and services to oil, gas and process industries from April 2008 until August 2014. Mr. Krummel has also served as a member of the Board of Directors of Eco-Stim Energy Solutions, Inc., an environmentally-focused well stimulation and completion company, since January 2014.

EXECUTIVE COMPENSATION

ITEM 2
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We are asking our stockholders to vote on an advisory basis to approve the compensation of our NEOs (sometimes referred to as "say on pay") in accordance with Section 14A(a)(1) of the Securities Exchange Act of 1934. The Board recommends a vote "FOR" this proposal because it believes that our compensation policies and practices are effective in achieving McDermott's philosophy of providing compensation that:

- attracts, motivates and retains well-qualified executives;
- provides performance-based incentives to reward achievement of short and long term business goals and strategic objectives, while recognizing individual contributions; and
- aligns the interests of our executives with those of our stockholders.

For the reasons discussed in the "Compensation Discussion and Analysis," accompanying compensation tables and related narrative disclosures in this proxy statement, the Board of Directors unanimously recommends that stockholders vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion in McDermott's proxy statement relating to its 2018 annual meeting of stockholders, is hereby APPROVED."

Although the resolution is non-binding, the Board of Directors and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

☑ Our Board of Directors recommends that stockholders vote "**FOR**" the advisory vote to approve named executive officer compensation.

Compensation Discussion & Analysis

INTRODUCTION

The following Compensation Discussion and Analysis, or CD&A, provides information relevant to understanding the 2017 compensation of our executive officers and former executive officers identified in the Summary Compensation Table, whom we refer to as our NEOs, with the exception of Ms. Liane Hinrichs, our former Senior Vice President, General Counsel and Corporate. NEOs, as used in the CD&A, include only the named executive officers who remained employed with McDermott through the date of this proxy statement. For 2017, our NEOs and their current respective titles were as follows:

- David Dickson, our President and Chief Executive Officer;
- Stuart Spence, our Executive Vice President and Chief Financial Officer;
- Linh Austin, our Senior Vice President, Middle East and North Africa;
- Brian McLaughlin, our Senior Vice President and Chief Commercial Officer; and
- Scott Munro, our Senior Vice President and Corporate Development Officer.

The following discussion also contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We caution investors not to apply these statements in other contexts.

CD&A Executive Summary

OUR BUSINESS, THE MACRO ENVIRONMENT AND OUR 2017 OPERATING STRATEGY

McDermott is a premier, fully integrated provider of technology, engineering and construction solutions to the energy industry. We design and build end-to-end infrastructure and technology solutions—from the wellhead to the storage tank—to transport and transform oil and gas into the products the world needs today. Our proprietary technologies, integrated expertise and comprehensive solutions deliver certainty, innovation and added value to energy projects around the world. Operating in over 54 countries across the Americas, Europe, Africa, Asia and Australia, our locally focused and globally-integrated resources include approximately 40,000 employees and engineers, a diversified fleet of specialty marine construction vessels and fabrication facilities around the world. As an industry leader in the technology space, McDermott offers licensed process technologies, catalysts, specialized equipment and engineered products for use in petrochemical facilities, oil refineries and gas processing plants.

The demand for our EPCI services and our ability to book new work is dependent upon the capital expenditures of oil and gas companies for the construction of development projects. Since the start of the most recent substantial decline in the price of oil, many oil and gas companies made significant reductions in their capital expenditure budgets for 2015, 2016 and 2017. Though some of our customers have reduced their current levels of spending on offshore exploration, development and production programs, including by deferring or delaying certain capital projects, we have seen, and expect to continue to see, other capital projects continue, as they are economically viable or strategically necessary in a variety of oil and gas price environments. Notwithstanding this continued challenging macro environment, in 2017 McDermott remained focused on growing its leadership position in the Middle East, building upon strengthened customer alignment and relationships with a new technology focus, proactively seeking ways to improve its cost structure and managing its cost base, deepening integration to build efficiencies and further enhance capabilities and building backlog in markets where capital is available for investment.

Since David Dickson's appointment as Chief Executive Officer in December 2013, McDermott has transformed as a company and positioned itself for the anticipated upturn in the oilfield services industry through a turnaround, stabilization of the business and optimization via cost-reduction initiatives. McDermott has also been focused on sustainability and growth, through strategic asset investment and the combination with Chicago Bridge & Iron Company N.V. ("CB&I") announced in late 2017, which closed effective May 10, 2018.

1	**2**	**3**
Stabilization ❯	**Optimization** ❯	**Sustainability and Growth**
• New leadership took countermeasures to stop multi-year EBIT decline • Stronger relationships with key customers—signaled a transformation of McDermott	• Undertook cost-reduction programs and business development efforts across existing business lines • Additional measures taken to improve process and asset refreshment	• Maintain strong focus on strengthening customer relationships • Maintain strong focus on operational and cost effectiveness

In 2017 our operating strategy was to maintain a sustainable, profitable and growth-oriented business, with a focus on stockholders, customers and other stakeholders. In furtherance of this strategy, our 2017 goals were to:

• increase operating income via improved project execution;

• increase cash flow by prioritizing our liquidity needs;

• increase backlog and bookings to support our future business;

• promote pricing discipline on order intake operating margins; and

• efficiently allocate capital to profitable investments to grow our business.

2017 PERFORMANCE HIGHLIGHTS

Solid, consistent operational performance driven by the One McDermott Way, consistent focus on liquidity and strong customer relationships drove the execution of McDermott's strategy and goals in 2017. The figures disclosed below represent the financial results of McDermott prior to its combination with CB&I effective May 10, 2018.

REVENUES



OPERATING INCOME



ORDER INTAKE



BACKLOG



McDermott's 2017 financial performance was highlighted by operating income of $324.2 million, which represents a 128% increase year over year. This was the highest level of operating income achieved in over five years and resulted in the highest operating income margin since prior to 2010. Additionally, 2017 reported revenues were the second highest achieved since 2013. Strong order intake of $2.6 billion resulted in solid year-end backlog of $3.9 billion leading into 2018.

In addition to the significant financial performance highlights noted above, McDermott also achieved the following noteworthy strategic and operational highlights in 2017:

- Entry into the Business Combination Agreement with CB&I and certain of its subsidiaries under which McDermott and CB&I agreed to combine their businesses, which combination closed effective May 10, 2018;
- Entry into a new $810 million credit agreement, with a sublimit of up to $300 million available for revolving loans, representing an increase in letter of credit capacity from $450 million and extended maturity;
- Entry into strategic Memoranda of Understanding ("MOUs") with Saudi Aramco for (1) a land lease at the planned new maritime facility at Ras Al-Khair in Saudi Arabia and (2) the expansion and development of our physical and human capital within Saudi Arabia; and
- The acquisition and subsequent sale-leaseback of the deepwater pipelay and construction vessel *Amazon*.

In evaluating the performance of David Dickson, our President and Chief Executive Officer, the Board has considered these financial, strategic and operational results, as well as other financial and leadership goals detailed further below, and believes that Mr. Dickson has succeeded in positioning McDermott as a stronger, more durable company, particularly during a difficult business cycle and extended challenging macro environment.

COMPENSATION PHILOSOPHY AND 2017 COMPENSATION PROGRAM DESIGN AND LEVELS

The Compensation Committee is committed to targeting reasonable and competitive total direct compensation for our NEOs, with a significant portion of that compensation being performance-based. Our compensation programs are designed to align with and drive achievement of our business strategies and provide competitive opportunities. Accordingly, achievement of most of those opportunities depends on the attainment of performance goals and/or stock price performance. McDermott's compensation programs are designed to provide compensation that:

☑	☑	☑
Attracts, motivates and retains high-performing executives	Provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions	Aligns the interests of our executives with those of our stockholders

The Compensation Committee has designed and administered compensation programs aligned with this philosophy and is committed to continued outreach to stockholders to understand and address comments on our compensation programs.

Reflecting this philosophy, our NEO compensation arrangements in 2017 provided for the continuing use of three elements of target total direct compensation: annual base salary, annual incentive provided under our Executive Incentive Compensation Plan, or EICP, and long-term incentives, or LTI. In making compensation decisions for 2017, the Compensation Committee considered McDermott's operating strategy and goals and significantly improved operational and financial performance, with appreciation of the "lower for longer" macro oil and gas environment and comments received during the 2017 stockholder outreach program.

With respect to plan design, the Compensation Committee maintained consistency:

• in the 2017 EICP performance metrics, with the continued use of operating income, free cash flow, order intake and order intake operating margin; and

• in the 2017 LTI performance metric, with the continued use of relative Return on Average Invested Capital, or relative ROAIC, in consideration of McDermott's transformation from turnaround and stabilization to optimization for future growth.

> **Performance metrics and performance levels used within elements of annual and long-term compensation are designed to support our strategic and financial goals and drive the creation of stockholder value**

2017 Executive Incentive Compensation Plan

⚑ Goal	⌐ Performance Metric
Drive profitability via improved project execution	Operating Income
Prioritize liquidity needs	Free Cash Flow
Support future business	Order Intake
Promote pricing discipline on new work	Order Intake Operating Margin

2017 Long-Term Incentive Plan — Performance Units

⚑ Goal	⌐ Performance Metric
Efficiently allocate capital to profitable investments	Relative Return on Average Invested Capital
Generate returns for stockholders	Stock Price Increase

With respect to levels of compensation, the Compensation Committee generally sought to bring 2017 NEO compensation more in line with market range (generally, within 15% of market median as further described below). For 2017 NEO compensation, the Compensation Committee provided:

- Average annual base salary increases of approximately 6.4% to further align the NEO's annual base salaries with market range and, in certain instances, for internal pay equity considerations.

- Increases in annual target bonus awards, resulting in an increase in each NEO's performance-based compensation. As a result of McDermott's 2017 financial performance, each NEO was eligible to earn 1.578x of his target EICP award, subject to adjustment by the Compensation Committee based on his achievement of individual performance goals.

- Increases to the value of long-term incentives awarded to Messrs. Dickson and Spence as compared to 2016, based on their individual performance and to further align the value of their LTI with market range.

The mix of target total direct compensation for Mr. Dickson for 2017 is shown in the chart below.

CEO TARGET 2017 COMPENSATION



72%
Long-Term Incentives, or LTI
Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

13%
Annual Base Salary
Fixed cash compensation recognizing an executive officer's experience, skill and performance

15%
Annual Incentive, or EICP
Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions

87%
At Risk

IMPACT OF 2017 SAY ON PAY VOTE ON EXECUTIVE COMPENSATION AND STOCKHOLDER OUTREACH

2017 Stockholder Say on Pay Vote

In 2017, over 96% of our stockholders voted in favor of our executive compensation program. During both the Spring and Fall of 2017, we reached out to stockholders representing approximately 40% of our outstanding shares of common stock and other stakeholders to gain insight regarding their perspectives on corporate governance and compensation matters. Based on our strong recent financial performance, enhancements to our compensation and governance programs and positive say-on-pay results, limited meetings were requested by stockholders, which we believe is an indication of our stockholders' support of our current compensation and governance framework. Our Board considered the 2017 say on pay vote and the matters discussed during our 2017 stockholder and stakeholder outreach efforts in considering any changes or enhancements to our compensation and governance programs.

STOCKHOLDER OUTREACH CYCLE



1 Say on Pay Vote   **2** Stockholder Outreach   **3** Stockholder Feedback   **4** Board Engagement

EXECUTIVE COMPENSATION POLICIES AND PRACTICES

Below we highlight certain of our executive compensation and governance policies and practices, including both those which we utilize to drive performance and those which we prohibit because we do not believe they would serve our stockholders' long-term interests:



What we do

✔ Pay for Performance

A significant portion of target total direct compensation is tied to performance, including 100% of annual incentive compensation and 50% of the NEOs' target value long-term incentive compensation.

✔ Meaningful Stock Ownership Guidelines

We have stock ownership guidelines for our NEOs that generally require the retention of a dollar value of qualifying McDermott securities of 5x base salary for our CEO, 3x base salary for the other NEOs and 5x annual retainer for directors.

✔ Double Trigger Change in Control Agreements & Equity Agreements

Our change in control agreements and, beginning in 2016, our equity award agreements provide benefits only upon an involuntary termination or constructive termination of the executive officer within one year following a change in control.

✔ Independent Compensation Consultant

The Compensation Committee retains an independent compensation consultant to advise on executive compensation program and practices.

✔ Annual Compensation Risk Assessment

Our compensation consultant assists the Compensation Committee in conducting an annual risk assessment of our compensation programs.

✔ Annual Advisory Vote on NEO Compensation

We value our stockholders' input on our executive compensation programs, and our Board of Directors seeks an annual advisory vote from stockholders to approve NEO compensation.

✔ Modest Directed Perquisite Program

The Compensation Committee provides reimbursement to members of McDermott's executive committee, or EXCOM (which includes all of our NEOs), for financial planning and required executive physicals, in a combined amount not to exceed $20,000.

✔ Annual Review of Share Utilization

We evaluate share utilization levels annually by reviewing overhang levels (the dilutive impact of equity compensation on our stockholders) and annual run rates (the aggregate stock awarded as a percentage of total outstanding shares).

✔ Clawback Policy

We have a clawback policy that allows McDermott to recover, under certain circumstances, compensation paid to executive officers.



What we don't do

✘ Derivatives Trading, Hedging or Pledging of McDermott Stock

Members of the Board of Directors and employees are prohibited from engaging in derivatives trading, hedging or pledging of our common stock.

✘ Excise Tax Gross-Ups

We do not provide excise tax gross-ups in our change in control agreements.

✘ Repricing of Underwater Stock Options

Our equity incentive plans do not permit repricing or exchange of underwater stock options without stockholder approval.

✘ Employment Contracts

None of our current NEOs has an employment contract with McDermott providing for ongoing employment.

2017 Compensation Program

WHAT WE PAY AND WHY: ELEMENTS OF TOTAL DIRECT COMPENSATION

Target Total Direct Compensation

The Compensation Committee seeks to provide reasonable and competitive compensation. As a result, it targets the elements of total direct compensation, or "TDC," for our NEOs generally within approximately 15% of the median compensation of our market for comparable positions. Throughout this CD&A, we refer to compensation that is within approximately 15% of market median as "market range" compensation.

The Compensation Committee may set TDC or individual elements of TDC above or below the market range to account for a NEO's performance, experience, tenure in the role, internal pay equity and other factors or situations that are not typically captured by looking at standard market data and practices and which the Compensation Committee deems relevant to the appropriateness or competitiveness of a NEO's compensation.

When making decisions regarding individual compensation elements, the Compensation Committee also considers the effect on the NEO's target TDC and target total cash-based compensation (annual base salary and annual incentives at target level), as applicable. The Compensation Committee's goal is to establish target compensation for each element that, when combined, creates a target TDC award for each NEO that is reasonable and competitive and supports our compensation philosophy and objectives.

Elements of Total Direct Compensation

Total direct compensation is comprised of three elements: annual base salary, annual incentive and long-term incentives.

Annual Base Salary

We pay base salaries to provide a fixed level of compensation that helps attract and retain executives. Base salary levels recognize an executive officer's experience, skill and performance, with the goal of being market competitive based on the officer's role and responsibilities within the organization. Adjustments may be made based on individual performance, inflation, pay relative to market and internal pay equity considerations.

Annual Incentive

The Compensation Committee administers our annual incentive compensation program under our Executive Incentive Compensation Plan, or EICP. The EICP is a cash incentive plan designed to motivate and reward our NEOs and other key employees for their contributions to strategic business goals and other factors that we believe drive our earnings and promote creation of stockholder value. In 2017, EICP bonus pool funding was entirely based on our financial performance, with each participant's actual bonus award determined by achievement of the participant's individual performance goals.

Financial Performance Goals. For 2017 EICP awards, the Compensation Committee approved financial metric performance goals based on consolidated operating income, consolidated free cash flow (defined as consolidated cash from operations less consolidated capital expenditures), order intake (including change orders) and operating margins on order intake, weighted as set forth below. McDermott established the 2017 financial performance goals with consideration of management's internal forecast of 2017 financial results, with the exception of the order intake operating margin goals, which were established at an increase over the forecast 2017 results.

Weight	Financial Metric Performance Goal	Reason Metric Selected	Performance Level	Business Result Goal ($/%)	Funding Multiple
25%	Operating Income	Reflects execution performance	Threshold	170M	0.5x
			Target	227M	1.0x
			Maximum	284M	2.0x
25%	Free Cash Flow	Prioritizes liquidity needs	Threshold	(62)M	0.5x
			Target	(50)M	1.0x
			Maximum	(37)M	2.0x
30%	Order Intake	Forward-looking leading indicator to drive future performance	Threshold	2,417M	0.5x
			Target	3,222M	1.0x
			Maximum	4,028M	2.0x
20%	Order Intake Operating Margin	Promotes pricing discipline on order intake	Threshold	*	0.5x
			Target	*	1.0x
			Maximum	*	2.0x

*   Due to the nature of our business, Order Intake Operating Margin Threshold, Target and Maximum business goals are competitively sensitive and therefore are not disclosed.

McDermott's actual performance against the stated goals determines the funding for each financial performance goal, with the weighted sum of each funding multiple determining the financial metric result.

2017 Financial Performance Results Under the EICP. McDermott's actual 2017 financial performance results against the stated performance goals under the EICP were as follows:

Financial Metric Performance Goal	Actual Result ($/%)	Funding Multiple	Weight	Weighted Funding Multiple
Operating Income	324.2M	2.000x	25%	0.500x
Free Cash Flow	16.9M	2.000x	25%	0.500x
Order Intake	2,564.4M	0.592x	30%	0.178x
Order Intake Operating Margin	*	2.000x	20%	0.400x
Total EICP Bonus Pool Funding Multiple				1.578x

*   Due to the nature of our business, Order Intake Operating Margin results are competitively sensitive and therefore are not disclosed.

Accordingly, each NEO was eligible to earn 1.578x of his target EICP award, subject to modification by the Compensation Committee, based on his achievement of individual performance goals.

Individual Performance Goals. Following the determination of the EICP bonus pool funding multiple, an individual participant's award was determined based on the achievement of the participant's individual performance goals. In no event could any NEO's annual bonus exceed two times his or her target EICP award opportunity. The Compensation Committee had the discretion to reduce the amount of payout to any participant, even if performance goals were achieved.

Long-Term Incentives

The Compensation Committee believes that the interests of our stockholders are best served when a significant percentage of executive compensation is comprised of equity that appreciates in value contingent on increases in the value of our common stock and other performance measures that reflect improvements in McDermott's business fundamentals. Therefore, LTI compensation represents the single largest element of our NEOs' total direct compensation. The Compensation Committee maintained the performance-based component of LTI at 50% in 2017, and allocated LTI compensation to executive officers, including the NEOs, as follows:

Performance Units	Restricted Stock Units
50%	50%

Performance Units. Performance units are intended to align the NEOs' interests with those of our stockholders, with a focus on long-term results. The performance units awarded in 2017 are structured to be paid out, if at all, in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, at the sole discretion of the Compensation Committee, at the end of a three-year performance period, to the extent the applicable performance goals are met. Relative return on average invested capital, or ROAIC, was used as the performance metric for the performance units granted in 2017, as the Compensation Committee believed that this metric tied specifically to our strategy of appropriately investing capital to grow the business. The number of performance units earned is determined based on both (1) our average ROAIC, and (2) our relative ROAIC improvement as compared to a competitor peer group comprised of both domestic and international peers, in each case over the three-year performance period. Based on this performance, up to 200% of a participant's target award may be earned, with earned awards between the amounts shown calculated by linear interpolation. We compute McDermott's ROAIC improvement by subtracting McDermott's 2016 ROAIC from the three-year performance period average ROAIC. Similar calculations are done for each member of the competitor peer group, following which the median competitor peer group ROAIC improvement is calculated. The amount by which McDermott's ROAIC improvement exceeds the competitor peer group median ROAIC improvement determines whether the threshold, target or maximum earned award is achieved.

	MDR 3-Year Average ROAIC	< 6%	$\geq$ 6% and < 10%	$\geq$ 10%
Performance Level	**Amount by which MDR ROAIC Improvement Exceeds Competitor Peer Group Median ROAIC Improvement**	**Earned Award**	**Earned Award**	**Earned Award**
Maximum	$\geq$ 6%	50%	200%	200%
Target	2%	50%	100%	100%
Threshold	0%	50%	50%	50%
	< 0%	0%	0%	50%

Restricted Stock Units. Restricted stock units, or RSUs, are intended to promote the retention of employees, including the NEOs. The RSUs granted in 2017 generally vest in one-third increments on the first, second and third anniversaries of the grant date. The RSUs may be paid out in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, at the sole discretion of the Compensation Committee.

2017 NEO COMPENSATION

For 2017 NEO compensation, the Compensation Committee provided:

- Average annual base salary increases of approximately 6.4% to further align the NEOs' annual base salaries with market range and, in certain instances, for internal pay equity considerations.
- Increases in annual target bonus awards, resulting in an increase in each NEO's performance-based compensation. As a result of McDermott's 2017 financial performance, each NEO was eligible to earn 1.578x of his target EICP award, subject to adjustment by the Compensation Committee based on his achievement of individual performance goals.
- Increases to the value of long-term incentives awarded to Messrs. Dickson and Spence, as compared to 2016, based on their individual performance and to further align the value of their LTI with market range.

The compensation of each NEO is discussed in more detail on the following pages.

David Dickson President and Chief Executive Officer

McDermott Tenure:
4 years



2017 TARGET TOTAL DIRECT COMPENSATION

72% Long-Term Incentive

13% Annual Base Salary

15% Annual Incentive (% of Salary)

Annual Base Salary – In 2017, Mr. Dickson received an increase in his annual base salary of approximately 6% to more closely align his annual base salary with market range.

Annual Incentive – In February 2017, the Compensation Committee approved the following individual performance goals as a component of Mr. Dickson's 2017 EICP award:

- *Financial* – Deliver financial performance in line with forecast, with a focus on continuing to build backlog, maintain capital discipline and implement a new capital structure

- *Strategic* – Position McDermott for long-term stability and growth during a period of difficult macro-environment through exploration and evaluation of both organic and inorganic strategic opportunities, including strategic asset acquisitions

- *QHSES* – Continue focus on quality, health, safety, environment and security, or QHSES, statistics, with increased focus on the cost of non-quality and further development of McDermott's Taking the Lead initiative

- *Relationships* – Continue development of relationships with customers, potential partners, the investment community, governments and banks

- *Internal Organization* – Continue development of effectiveness and efficiency of internal organization, and continued enhancement of processes for talent management and succession planning

The Governance Committee's assessment of these individual performance goals considered McDermott's continued financial and operational performance improvements during 2017. Notably, McDermott's 2017 financial results reflected revenues of $3.0 billion, operating income of $324.2 million and order intake (including change orders) of $2.6 billion, which resulted in year-end backlog of $3.9 billion. These results reflect continued, significant improvements since Mr. Dickson was elected as President and Chief Executive Officer in 2013, and were achieved despite the difficult, "lower for longer" oil and gas market. Additionally, Mr. Dickson positioned McDermott for significant growth through: the proposed combination with CB&I, which was announced in late 2017; the entry into MOUs with Saudi Aramco for (1) a land lease at the planned new maritime facility at Ras Al-Khair in Saudi Arabia and (2) the expansion and development of our physical and human capital within Saudi Arabia; and the acquisition and subsequent sale-leaseback of the deepwater pipelay and construction vessel *Amazon*. Under his oversight, McDermott's QHSES performance has continued on a positive trend with peer leading safety statistics, increased focus on the cost of non-quality and the deployment of McDermott's Taking the Lead initiative, designed to promote consistency in quality, safety and performance across the globe as well as operating in an environmentally conscious and socially responsible manner. During 2017, Mr. Dickson also continued improving relationships with customers, potential joint venture or consortium counterparties, the investment community, governments and banks. Finally, following significant executive management changes in prior years, in 2017 Mr. Dickson remained focused on building and optimizing the executive management team as required for achievement of McDermott's operating strategy, while improving talent management and succession planning for key roles.

In 2017, Mr. Dickson received an increase in his target EICP award from 100% to 110% of his annual base salary earned. In consideration of the Governance Committee's assessment of Mr. Dickson's achievement of his individual performance goals as discussed above, the Compensation Committee awarded Mr. Dickson a final EICP award of $1,694,575.

Long-Term Incentive – Mr. Dickson received an increase in his 2017 target long-term incentive award, based on his individual performance and to bring his target long-term incentive award closer to the market median.

Stuart Spence Executive Vice President and Chief Financial Officer

McDermott Tenure:
4 years



2017 TARGET TOTAL DIRECT COMPENSATION

63% Long-Term Incentive

21% Annual Base Salary

16% Annual Incentive (% of Salary)

Annual Base Salary – In 2017, Mr. Spence received an increase in his annual base salary of approximately 7% to more closely align his annual base salary with market range.

Annual Incentive – In 2017, Mr. Spence received an increase in his target EICP award from 70% to 75% of his annual base salary earned. Based on the Compensation Committee's and Mr. Dickson's assessment of Mr. Spence's achievement of his individual performance goals, the Compensation Committee awarded Mr. Spence a final EICP award of $652,552.

Long-Term Incentive – Mr. Spence received an increase in his 2017 target long-term incentive award, based on his individual performance and to bring his target long-term incentive award closer to the market median.

Linh Austin Senior Vice President, Middle East and North Africa

McDermott Tenure:
3 years



2017 TARGET TOTAL DIRECT COMPENSATION

42% Long-Term Incentive

36% Annual Base Salary

22% Annual Incentive (% of Salary)

Annual Base Salary – In 2017, Mr. Austin received an increase in his annual base salary of approximately 8% to more closely align his annual base salary with market range and for internal pay equity considerations.

Annual Incentive – In 2017, Mr. Austin received an increase in his target EICP award from 50% to 60% of his annual base salary earned. Based on the Compensation Committee's and Mr. Dickson's assessment of Mr. Austin's achievement of his individual performance goals, the Compensation Committee awarded Mr. Austin a final EICP award of $335,226.

Long-Term Incentive – The Compensation Committee maintained consistency in Mr. Austin's 2017 target long-term incentive award as compared to 2016.

Brian McLaughlin   Senior Vice President and Chief Commercial Officer

McDermott Tenure:
12 years

2017 TARGET TOTAL DIRECT COMPENSATION



40% Long-Term Incentive

37% Annual Base Salary

23% Annual Incentive (% of Salary)

Annual Base Salary – In 2017, Mr. McLaughlin received an increase in his annual base salary of approximately 7% to more closely align his annual base salary with market range and for internal pay equity considerations.

Annual Incentive – In 2017, Mr. McLaughlin received an increase in his target EICP award from 50% to 60% of his annual base salary earned. Based on the Compensation Committee's and Mr. Dickson's assessment of Mr. McLaughlin's achievement of his individual performance goals, the Compensation Committee awarded Mr. McLaughlin a final EICP award of $342,150.

Long-Term Incentive – The Compensation Committee maintained consistency in Mr. McLaughlin's 2017 target long-term incentive award as compared to 2016.

Scott Munro   Senior Vice President and Corporate Development Officer

McDermott Tenure:
4 years

2017 TARGET TOTAL DIRECT COMPENSATION



42% Long-Term Incentive

36% Annual Base Salary

22% Annual Incentive (% of Salary)

Annual Base Salary – In 2017, Mr. Munro received an increase in his annual base salary of approximately 8% to more closely align his annual base salary with market range and for internal pay equity considerations.

Annual Incentive – In 2017, Mr. Munro received an increase in his target EICP award from 50% to 60% of his annual base salary earned. Based on the Compensation Committee's and Mr. Dickson's assessment of Mr. Munro's achievement of his individual performance goals, the Compensation Committee awarded Mr. Munro a final EICP award of $315,699.

Long-Term Incentive – The Compensation Committee maintained consistency in Mr. Munro's 2017 target long-term incentive award as compared to 2016.

Liane Hinrichs

Ms. Hinrichs served as McDermott's Senior Vice President, General Counsel and Corporate Secretary until August 13, 2017, following which she served as Vice President, Legal, until her retirement in December 2017. Ms. Hinrichs' 2017 target direct compensation was comprised of an annual base salary of $490,000, annual incentive target award of 70% of annual base salary earned in 2017 and long-term incentive awards with a target value of $1,000,000.

In connection with Ms. Hinrichs' retirement, we entered into a separation agreement with Ms. Hinrichs providing for various compensation-related benefits in exchange for, among other things, her agreement to comply with several restrictive covenants. Under that separation agreement, Ms. Hinrichs received: (1) a lump-sum cash payment in the amount of $1,666,000; (2) an amount of 2017 bonus under the EICP based on the higher of (i) Ms. Hinrichs' target EICP award for 2017 and (ii) the EICP bonus pool funding multiple times Ms. Hinrichs' target EICP award for 2017; (3) contribution to the McDermott International, Inc. Director and Executive Deferred Compensation Plan in respect of 2017 in the amount of $44,412; (4) payment of an amount to fund twelve months of continuing health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act; (5) payment in an amount equal to $15,000, which represented the cost of executive-level financial planning; (6) accrued but unutilized vacation pay; and (7) payment of Ms. Hinrichs' reasonable legal fees incurred in connection with the negotiation and execution of the separation agreement.

Additionally, Ms. Hinrichs received the following relating to her outstanding equity awards under the 2014 LTIP and the 2016 LTIP: (1) each then outstanding portion of her March 5, 2015 RSU award, February 26, 2016 RSU award and February 28, 2017 RSU award which would, absent her retirement, have remained outstanding and continued to vest would, subject to certain conditions, vest and be settled on the first to occur of (i) the date such award would otherwise be settled in accordance with the terms of the 2014 LTIP or 2016 LTIP, as applicable, and the applicable grant agreement as if Ms. Hinrichs' employment had continued through March 15, 2020, and (ii) March 15, 2018; (2) each then outstanding portion of her March 5, 2015 performance units award, February 26, 2016 performance units award and February 28, 2017 performance units award, which would, absent her retirement, have remained outstanding and continued to vest would, subject to certain conditions, vest and be settled in accordance with the terms of the 2014 LTIP or 2016 LTIP, as applicable, and the applicable grant agreement (including the corporate performance conditions that determine the amount, if any, of such award that will become vested and payable) as if her employment had continued through March 15, 2020. Any vested stock options awarded to Ms. Hinrichs under the McDermott International, Inc. 2009 Long-Term Incentive Plan will remain exercisable until the stated maximum expiration date in the applicable grant agreement, notwithstanding any provision providing for earlier termination in the event of termination of employment.

2017 OTHER COMPENSATION ELEMENTS

Perquisites

In 2017 our Compensation Committee continued its approach with respect to perquisites started in 2016, and provided for financial planning services and an executive physical to be reimbursed to the participant or paid directly to the participant's provider of choice, in a combined amount not to exceed $20,000, rather than providing an allowance to be used for a company-required physical and any other purpose determined by the participant, as in prior years. No other perquisites were available to the participants in the perquisite program, with the exception of any company-required spousal travel for (1) the Chief Executive Officer, and (2) the remaining participants, including our NEOs, as approved by the Chief Executive Officer. There were no reimbursements to any perquisite program participants for company-required spousal travel in 2017.

Additionally, and consistent with our past practice, we may provide a gross-up for any imputed income related to such company-required spousal travel, but only when the presence of the spouse is related to the underlying business purpose of the trip. We also may provide our NEOs with a tax gross-up on any relocation-related expense reimbursements that may be subject to tax, but no such reimbursements were made in 2017.

Expatriate Benefits

McDermott provides benefits to our expatriate employees, which benefits are designed to relocate and support employees who are sent on an assignment outside of their home country. Expatriate benefits generally include an expatriate premium equal to 10% of the employee's base salary, a hardship premium in certain countries, a housing allowance (or company provided housing in certain locations), transportation allowance (or company provided transportation in certain locations), a cost of living differential, where applicable, a vacation allowance based on the cost of an economy plane ticket to the employee's home location, company paid education for approved dependents in locations where public education is not an option and a tax assistance program.

Under McDermott's tax assistance program, we ensure that expatriate employees are subject to essentially the same income tax liability on employment compensation as they would have paid had they lived and worked in the United States. Each expatriate employee is responsible for a hypothetical U.S. income tax liability based on an estimate of the expatriate's anticipated U.S. income tax liability on his or her stay-at-home employment income. Under the program, McDermott is responsible for the host country tax (if applicable) and assignment country taxes (if applicable) and any additional United States income taxes attributed to the international assignment in excess of the hypothetical tax liability. Mr. Austin received expatriate benefits during 2017, as Mr. Austin is a United States citizen based in Dubai.

Defined Contribution Plans

We provide retirement benefits for most of our U.S. based employees, including our U.S. based NEOs, through sponsorship of the McDermott Thrift Plan, a qualified defined contribution 401(k) plan, which we refer to as our "Thrift Plan." We provide retirement benefits for our non-U.S. expatriate employees through sponsorship of a global defined contribution plan, which we refer to as the "McDermott Global Defined Contribution Plan."

Retirement and Excess Plans

We do not provide defined benefit pension plans to any of our NEOs. Ms. Hinrichs, however, was a participant in our now closed and frozen retirement and excess plan. Ms. Hinrichs was eligible for participation under the McDermott (U.S.) Retirement Plan (the "U.S. Retirement Plan") before it was closed to new participants in 2006. Benefit accruals under the U.S. Retirement Plan were frozen altogether in 2010. Ms. Hinrichs was also a participant in our unfunded, nonqualified excess retirement plan (the "U.S. Excess Plan"), under which benefits have been frozen since 2010. This plan covers a small group of highly compensated employees whose ultimate benefits under the U.S. Retirement Plan are reduced by Internal Revenue Code limits on the amount of benefits which may be provided under qualified plans and the amount of compensation which may be taken into account in computing benefits under qualified plans. See the "Pension Benefits" table under "Executive Compensation Tables" below for more information regarding the U.S. Retirement Plan and the U.S. Excess Plan.

Deferred Compensation Plan

The McDermott International, Inc. Director and Executive Deferred Compensation Plan, or the DCP, is a defined contribution supplemental executive retirement plan established by our Board and the Compensation Committee to help maintain the competitiveness of our post-employment compensation as compared to our market. The DCP is an unfunded, nonqualified plan that provides each participant in the plan with benefits based on the participant's notional account balance at the time of retirement or termination. Under the DCP, on an annual basis, the Compensation Committee has the discretion to credit a specified participant's notional account with an amount equal to a percentage of the participant's prior-year base salary and annual bonus paid in the prior year. We refer to such credit as a "Company Contribution." In 2017, each of our NEOs and Ms. Hinrichs were participants in the DCP and their respective accounts in the DCP received a Company Contribution in an amount equal to 5% of the sum of their respective base salaries paid in 2016 and 2015 bonus paid in 2016.

The Compensation Committee has designated deemed mutual fund investments to serve as indices for the purpose of determining notional investment gains and losses to each participant's account for any Company Contribution or participant-elected deferrals. Each participant allocates any Company Contributions and deferrals among the various deemed investments. DCP benefits are based on the participant's vested notional account balance at the time of retirement or termination. Please see the "Nonqualified Deferred Compensation" table and accompanying narrative below for more information about the DCP and Company Contributions to DCP accounts.

Employment Agreements

Except for change in control agreements described below, we do not currently have any employment agreements with any of our NEOs relating to ongoing employment. Mr. Austin has an employment agreement related to his status as an expatriate employee, which sets forth the expatriate benefits as discussed above under "Expatriate Benefits." This employment agreement does not provide for any specified term of employment, and the terms of the agreement are generally consistent with those of employment agreements entered into with various other McDermott expatriate employees.

Change in Control Agreements

We believe change in control agreements for executive officers are common within our industry, and our Board and the Compensation Committee believe that providing these agreements to our NEOs protects stockholders' interests by helping to assure management continuity and focus through and beyond a change in control. Accordingly, the Compensation Committee has offered change in control agreements to key senior executives since 2005. Our change in control agreements contain what is commonly referred to as a "double trigger," that is, they provide benefits only upon an involuntary termination or constructive termination of the executive officer within one year following a change in control. The change in control agreements for our NEOs generally provide a cash severance payment of a multiple of the sum of the NEO's annual base salary and target EICP, as set forth below, and a pro-rated bonus payment under the EICP.

NEO	Multiple of Base Salary + Target EICP
Mr. Dickson	2.5x
Mr. Spence	2.0x
Mr. Austin	1.0x
Mr. McLaughlin	2.0x
Mr. Munro	1.0x

In addition, upon an involuntary termination or constructive termination within one year following a change in control, each such officer would become fully vested in any outstanding and unvested equity-based awards and his or her respective account balance in the DCP.

The change in control agreements: (1) do not provide for excise tax gross-ups; (2) require the applicable officer's execution of a release prior to payment of certain benefits; and (3) provide for the potential reduction in payments to an applicable officer in order to avoid excise taxes. Additionally, the change in control agreements with Messrs. Austin, McLaughlin and Munro are scheduled to expire on March 15, 2019. See the "Potential Payments Upon Termination or Change in Control" table under "Compensation of Executive Officers" below and the accompanying disclosures for more information regarding the change in control agreements with our NEOs, as well as other plans and arrangements that have different trigger mechanisms that relate to a change in control.

Other Compensation Policies and Practices

SIZING LONG-TERM INCENTIVE COMPENSATION AND TIMING OF EQUITY GRANTS

The Compensation Committee generally determines the size of equity-based grants as a dollar value, rather than granting a targeted number of shares or units, with each target value generally set within market range. To determine the number of restricted stock units and performance shares or units granted, the target value of long-term incentive compensation is divided by the fair market value of the applicable component of equity on the date of grant.

To avoid timing equity grants ahead of the release of material nonpublic information, the Compensation Committee generally grants equity awards effective as of the first day of the open trading window following the meeting at which the grants are approved, which window period generally opens on the third NYSE trading day following the filing of our annual report on Form 10-K or quarterly report on Form 10-Q with the SEC.

STOCK OWNERSHIP GUIDELINES

To assist with the alignment of the interests of directors, executive officers and stockholders, we believe our directors and officers should have a significant financial stake in McDermott. To further that goal, we have adopted stock ownership guidelines requiring generally that our nonemployee directors and employees who are members of McDermott's EXCOM maintain a minimum ownership interest in McDermott. The EXCOM includes all of the NEOs. The ownership requirements are as follows:

Level	Base Salary or Annual Retainer Multiple
CEO	5x
Members of McDermott's EXCOM	3x
Nonemployee Directors	5x

Directors and officers have five years from their initial election as a director/officer or a change in position which increases the expected ownership level, whichever is later, to comply with the guidelines. Shares of McDermott common stock, restricted shares of McDermott common stock, restricted stock units (whether or not McDermott can settle them in cash and whether or not vested), performance shares and units (whether or not McDermott can settle them in cash and whether or not vested, but to the extent not vested, at target performance level), shares of McDermott common stock held in an employee's Thrift Plan account and shares of McDermott common stock held in any trust in which an employee has a pecuniary interest (to the extent the employee has investment control over such shares) are all counted towards compliance with the stock ownership guidelines. Further, each director and officer subject to the stock ownership guidelines has the ability to certify his or her ownership at any time after reaching compliance with the required ownership level, following which such director or officer is not required to accumulate any additional McDermott securities, so long as he or she retains the number of securities held on the certification date, regardless of any subsequent changes in the market price of shares of McDermott common stock. All directors and NEOs currently meet or exceed their ownership requirement or are within the five-year period to achieve compliance.

DERIVATIVES TRADING AND HEDGING

McDermott's Insider Trading Policy prohibits all directors, officers and employees, including our NEOs, from engaging in "short sales" or trading in puts, calls or other options on McDermott's common stock. Additionally, directors, officers and employees are prohibited from engaging in hedging transactions and from holding McDermott shares in a margin account or pledging McDermott shares as collateral for a loan.

CLAWBACK POLICY

Our Compensation Committee has adopted a clawback policy, which provides that, if the consolidated financial statements of McDermott are materially restated within three years of their initial filing, and the Compensation Committee determines, in its reasonable discretion, that any current or former executive officer has engaged in intentional misconduct, and such misconduct caused or partially caused the need for such restatement, the Compensation Committee may, within 12 months after such a material restatement, require that the executive forfeit and/or return to McDermott all or a portion of the compensation vested, awarded or received under any bonus award, equity award or other award during the period subject to restatement and the 12-month period following the initial filing of the financial statements that were restated. The forfeiture and/or return of compensation under the policy would be limited to any portion that the executive officer would not have received if the consolidated financial statements had been reported properly at the time of their initial filing. The clawback policy would not apply to restatements occurring as a result of a change in control, as defined in the DCP, and the policy does not limit the ability of McDermott to pursue forfeiture or reclamation of amounts under applicable law.

FORFEITURE PROVISIONS

Additionally, consistent with our recent practice, our grant agreements for awards made in 2017 contain a forfeiture provision. In 2017, this provision provided that, in the event that, while the grantee is employed by McDermott or performing services on behalf of McDermott under any consulting agreement, the grantee is convicted of a felony or a misdemeanor involving fraud, dishonesty or moral turpitude, or the grantee engages in conduct that adversely affects or, in the sole judgment of the Compensation Committee, may reasonably be expected to adversely affect, the business reputation or economic interests of McDermott, then all rights and benefits awarded under the respective agreements are immediately forfeited, terminated and withdrawn.

HOW WE MAKE COMPENSATION DECISIONS

Compensation Committee

The Compensation Committee has primary responsibility for determining and approving, on an annual basis, the compensation of our CEO and other executive officers. The Compensation Committee evaluates, in coordination with the Governance Committee, the CEO's performance in light of goals and objectives relevant to CEO compensation, and sets the CEO's compensation based on that evaluation. The Compensation Committee receives information and advice from its compensation consultant as well as from our human resources department and management to assist in compensation determinations.

Compensation Consultant

After completion of a selection process, in August 2017 our Compensation Committee engaged Meridian Compensation Partners, LLC ("Meridian") to serve as its consultant on executive compensation matters. Previously, our Compensation Committee had engaged Pay Governance LLC, or "Pay Governance," as its consultant, including during the period from January to August 2017. The compensation consultants have provided advice and analysis to the Compensation Committee on the design, structure and level of executive and director compensation, and, when requested by the Compensation Committee, attended meetings of the Compensation Committee and participated in executive sessions without members of management present. Meridian and Pay Governance have reported directly to the Compensation Committee. The Compensation Committee will review, on an annual basis, Meridian's performance and provide Meridian with direct feedback on its performance. When requested by the Governance Committee, Meridian will attend meetings of the Governance Committee with respect to nonemployee director compensation.

During 2017, neither Meridian nor Pay Governance performed any services for McDermott other than as described above. In January 2018, our Compensation Committee assessed whether the work performed by Meridian during 2017 raised any conflict of interest and determined that Meridian's work performed for the Compensation Committee raised no conflict of interest.

Role of CEO and Management

While the Compensation Committee has the responsibility to approve and monitor all compensation for our executive officers, management plays an important role in determining executive compensation. Management, at the request of the Compensation Committee, recommends financial goals that drive the business and works with Meridian to analyze competitive market data and to recommend compensation levels for our executive officers other than our CEO. Our CEO likewise assists the Compensation Committee by providing his evaluation of the performance of our other executive officers and recommending compensation for those officers, including adjustments to their annual incentive compensation, based on individual performance.

Defining Market Range Compensation – 2017 Benchmarking and Peer Groups

To identify median compensation for each element of total direct compensation, the Compensation Committee relies on "benchmarking." This involves reviewing the compensation of our NEOs relative to the compensation paid to similarly situated executives at companies we consider our peers. As a result, the annual base salary, target annual incentive compensation and target LTI compensation for each of the NEOs is benchmarked. However, the specific performance metrics and performance levels used within elements of annual and long-term compensation are designed for the principal purpose of supporting our strategic and financial goals and driving the creation of stockholder value, and, as a result, generally are not benchmarked.

PROXY PEER GROUP

It is the Compensation Committee's practice to periodically review and consider the individual companies used for benchmarking purposes. The Compensation Committee believes that identification of peers using a broad industry sector code is inadequate and does not establish similarity of operations and business models, nor identify historical competitors for managerial talent – factors the Compensation Committee considers in the selection of companies for benchmarking purposes. Therefore, the Compensation Committee considers the revenues and market capitalization of the component companies. In this CD&A, we refer to the peer group as the "Proxy Peer Group." For Messrs. Dickson and Spence and Ms. Hinrichs, market data from the Proxy Peer Group was reflective of 2015 compensation as reported in the 2016 proxy statements of the companies in the Proxy Peer Group, and was not size adjusted. Market data from the Proxy Peer Group was not utilized in making compensation decisions for Messrs. Austin, McLaughlin or Munro due to the limited proxy statement disclosures and corresponding compensation information available relating to their respective positions. The component companies of the Proxy Peer Group are as follows:

Archrock, Inc.	Noble Corporation plc
Chicago Bridge & Iron Company N.V.	Oceaneering International, Inc.
Helix Energy Solutions Group, Inc.	Oil States International, Inc.
Jacobs Engineering Group, Inc.	Superior Energy Services, Inc.
KBR, Inc.	Tidewater Inc.

These Proxy Peer Group companies are the same as the Proxy Peer Group utilized in 2016, except that the Proxy Peer Group for 2017 did not include Cameron International Corporation, which merged with Schlumberger N.V. (Schlumberger Limited) in 2016, Dresser-Rand Group, Inc., which was acquired by Siemens AG in 2015, and FMC Technologies, Inc., which merged with Technip in 2017.

SURVEY PEER GROUP

The Compensation Committee also utilized market data based on a set of 78 companies in similar industries which participate in Towers Watson surveys (the "Survey Peer Group"). Aside from screening companies on the basis of their industry classifications, no further refinements or judgments were applied in the identification of companies within the sample. The Survey Peer Group is intended to provide a reference point for pay levels within similar industries, and was used as a secondary reference for Messrs. Dickson and Spence and Ms. Hinrichs, and a primary reference for Messrs. Austin, McLaughlin and Munro. The component companies of the Survey Peer Group are as follows:

Anadarko Petroleum Corporation	Hess Corporation	Polymer Group, Inc.
Andeavor	HNTB Corporation	PolyOne Corporation
Apache Corporation	Holly Frontier Corporation	PulteGroup, Inc.
A.O. Smith Corporation	Hunt Consolidated, Inc.	Rockwell Automation, Inc.
Archrock, Inc.	Husky Injection Molding Systems Ltd.	Rowan Companies plc
Ball Corporation	ION Geophysical Corporation	Saudi Arabian Oil Co.
Beam, Inc.	Irving Oil Commercial G.P.	Schlumberger Limited
Bemis Company, Inc.	ITT Corporation	Sealed Air Corporation
BG US Services	Jacobs Engineering Group, Inc.	ShawCor Ltd.
BP p.l.c.	KBR, Inc.	Shell Oil Company
Caterpillar Inc.	Koch Industries, Inc.	Snap-On Incorporated
CH2M Hill	Lehigh Hanson Materials Limited	Sonoco Products Co.
Chevron Corporation	Magellan Midstream Partners, L.P.	Spectra Energy Corp
ConocoPhillips	Marathon Oil Corporation	SPX Corporation
Deere & Company	Marathon Petroleum Corporation	Statoil ASA
Devon Energy Corporation	Matthews International Corporation	Terex Corporation
Donaldson Company, Inc.	MDU Resources Group, Inc.	Textron Inc.
Eaton Corporation	MeadWestvaco Corporation	3M Company
EQT Corporation	Milacron Holdings Corp.	The Timken Company
Exxon Mobil Corporation	Noble Energy, Inc.	The Toro Company
GAF Materials	Occidental Petroleum Corporation	Transocean Ltd.
The Goodyear Tire & Rubber Company	Owens Corning	Trinity Industries, Inc.
Graco Inc.	Pall Corporation	URS Corporation
HD Supply, Inc.	Parker Hannifin Corporation	USG Corporation
Hercules Offshore, Inc.	Parsons Corporation	Valero Energy Corporation
Herman Miller, Inc.	Phillips 66 Company	Xylem Inc.

PERFORMANCE UNIT PEER GROUP

In consideration of comments received from the stockholder outreach efforts undertaken during 2015 and 2016 regarding the composition of the peer group, the Compensation Committee established the following peer group comprised of domestic and international competitors for purposes of the 2016 and 2017 Performance Unit awards:

Archrock, Inc.	Saipem SpA
Helix Energy Solutions Group, Inc.	Subsea7 SA
Oceaneering International, Inc.	TechnipFMC plc
Superior Energy Services, Inc.	Swiber Holdings Limited
Tidewater Inc.	SapuraKencana Petroleum Berhad

Pay Ratio Disclosure

The table below sets forth comparative information regarding: (1) the annual total compensation of our Chief Executive Officer, Mr. David Dickson, for the year ended December 31, 2017, determined on the basis described below; (2) the median of the annual total compensation of all employees of McDermott and its consolidated subsidiaries, excluding our Chief Executive Officer, for the year ended December 31, 2017, determined on the basis described below; and (3) a ratio comparison of those two amounts. These amounts were determined in accordance with rules prescribed by the SEC.

The applicable SEC rules require us to identify the median employee, by using either annual total compensation for all such employees or another consistently applied compensation measure. For these purposes, we used total earnings, as determined from McDermott's payroll records for the period from January 1, 2017 through December 31, 2017 (with December 31, 2017 being the "Measurement Date"), as our consistently applied compensation measure. We included all employees of McDermott and its consolidated subsidiaries as of the Measurement Date, whether employed on a full-time, part-time or seasonal basis and whether employed in the U.S. or a non-U.S. jurisdiction. We did not use statistical sampling or include cost of living adjustments for purposes of this determination. We converted all amounts paid in foreign currencies into U.S. Dollars.

After identifying the median employee, based on the process described above, we calculated annual total compensation for that employee using the same methodology we used for determining total compensation for 2017 for our named executive officers as set forth in the Summary Compensation Table. The median employee is an Indian national employed as a Structural Fitter at our fabrication yard in Dubai, paid on an hourly basis in United Arab Emirates Dirham. The median employee's hourly pay was determined based on a review of market data for companies with individuals in similar positions and location, and such pay is within market range compensation. The median employee's total compensation is inclusive of holiday pay, vacation pay, religious holiday pay and McDermott provided housing accommodations.

Chief Executive Officer annual total compensation (A)	$7,530,841
Median annual total compensation of all employees (excluding Chief Executive Officer) (B)	$ 12,455
Ratio of (A) to (B)	605 to 1

The Compensation Committee reviewed the ratio set forth in the table above and determined that the differential in compensation reflected above is appropriate for the Company, given the wide range of responsibilities and level of accountability of our Chief Executive Officer, as compared to our median employee.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis with McDermott's management and, based on our review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE
W. Craig Kissel, Chair
L. Richard Flury
Gary P. Luquette
Mary L. Shafer-Malicki

EXECUTIVE COMPENSATION TABLES

The following table summarizes the prior three years' compensation of our Chief Executive Officer, our Chief Financial Officer, our three highest paid executive officers who did not serve as our CEO and CFO during 2017 and were employed by McDermott as of December 31, 2017, and our former Senior Vice President, General Counsel and Corporate Secretary, Ms. Hinrichs (who served in this capacity until August 13, 2017 and then served as Vice President, Legal (and a non-executive officer) until December 31, 2017). No compensation information is provided for Messrs. McLaughlin or Munro for 2015 and 2016, as they were not previously included as "named executive officers" in our proxy statement for our annual meeting of stockholders in 2016 or 2017. No compensation information is provided for Mr. Austin for 2015, as he was not previously included as a "named executive officer" in our proxy statement for our annual meeting of stockholders in 2016.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Mr. Dickson President and Chief Executive Officer	2017	887,500	0	4,799,979	1,694,575	N/A	148,787	7,530,841
	2016	850,000	0	3,774,469	1,190,000	N/A	101,691	5,916,160
	2015	850,000	0	4,999,998	1,445,340	N/A	75,750	7,371,088
Mr. Spence Executive Vice President and Chief Financial Officer	2017	501,250	0	1,499,990	652,552	N/A	86,869	2,740,661
	2016	475,000	0	1,321,064	478,800	N/A	60,533	2,335,397
	2015	475,000	0	1,199,996	565,383	N/A	55,675	2,296,054
Mr. Austin Senior Vice President, Middle East and North Africa	2017	343,750	0	399,972	335,226	N/A	406,457	1,485,405
	2016	325,000	70,000	377,444	214,500	N/A	397,750	1,383,694
Mr. McLaughlin Senior Vice President and Chief Commercial Officer	2017	368,750	0	399,972	342,150	N/A	57,484	1,168,356
Mr. Munro Senior Vice President and Corporate Development Officer	2017	343,750	0	399,972	315,699	N/A	42,676	1,102,096
Ms. Hinrichs Former Senior Vice President, General Counsel and Corporate Secretary	2017	486,938	0	999,974	537,871	74,567	1,847,078	3,946,428
	2016	477,750	0	943,608	401,310	30,704	63,982	1,917,354
	2015	477,750	0	999,987	473,880	14,663	58,972	2,025,252

[1] The amount reported in this column for Mr. Austin for 2016 represents payment of the remaining portion of a sign-on bonus Mr. Austin received upon joining McDermott in 2015. Mr. Austin received $70,000 on his date of hire in 2015 and the remaining $70,000 in 2016, 12 months after his date of hire.

[2] The amounts reported in this column represent the aggregate grant date fair value of stock awards or option awards, as applicable, granted to each NEO and computed in accordance with FASB ASC Topic 718. See the "Grants of Plan-Based Awards" table for more information regarding the stock awards we granted in 2017. For a discussion of the valuation assumptions with respect to these awards, see Note 16 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2017.

[3] The amounts reported in this column for 2017, 2016 and 2015, respectively, are attributable to the annual incentive awards earned in fiscal year 2017, but paid in 2018, earned in 2016, but paid in 2017, and earned in 2015 but paid in 2016.

[4] The amounts reported in this column represent the changes in actuarial present values of the accumulated benefits under defined benefit plans, determined by comparing the prior completed fiscal year end amount to the covered fiscal year end amount.



(5)   The amounts reported in this column for 2017 are attributable to the following:

ALL OTHER COMPENSATION

	Deferred Compensation Plan Contribution ($)(A)	Employer Match ($)(B)	Safe Harbor Non-Elective Contribution ($)(B)	Perquisite Program ($)(C)	Expatriate Benefits ($)(D)	Other ($)(E)	Tax Payments ($)(F)
Mr. Dickson	114,767	8,100	8,100	17,820	0	0	0
Mr. Spence	52,019	6,750	8,100	20,000	0	0	0
Mr. Austin	22,455	7,751	8,100	4,020	255,892	0	108,239
Mr. McLaughlin	26,332	5,400	8,100	17,652	0	0	0
Mr. Munro	27,763	6,813	8,100	0	0	0	0
Ms. Hinrichs	91,994	7,207	8,100	15,596	0	1,724,182	0

(A)   The amounts reported in this column are attributable to contributions made by McDermott under the Deferred Compensation Plan.

(B)   The amounts reported in these columns are attributable to contributions made under the Thrift Plan.

(C)   The amounts reported in this column are attributable to payments made pursuant to McDermott's 2017 perquisite program. For Mr. Dickson, $15,738 related to financial planning and $2,082 related to his required physical. For Mr. Spence, $18,510 related to financial planning and $1,490 related to his required physical. For Mr. McLaughlin, $16,492 related to financial planning and $1,160 related to his required physical. For Mr. Austin, $4,020 related to financial planning. For Ms. Hinrichs, $15,596 related to financial planning. For more information on McDermott's 2017 perquisite program, see "Compensation Discussion and Analysis — 2017 Other Compensation Elements — Perquisites."

(D)   The amounts reported in this column for 2017 are attributable to the following:

	Expatriate Premium ($)	Commodities & Service Allowance ($)	Housing & Utilities Allowance ($)	Vacation Airfare ($)	Education Allowance ($)	Relocation ($)	Company Provided Automobile ($)
Mr. Austin	34,375	45,909	90,946	23,575	61,087	0	0

(E)   The amount reported in this column for Ms. Hinrichs represents a cash severance payment pursuant to her Separation Agreement ($1,681,000), payment for vacation earned but not taken by Ms. Hinrichs in 2017 ($10,365), payment of reasonable legal fees incurred in connection with the negotiation and execution of her Separation Agreement ($30,000) and the payment of an amount to fund three months of continuing health insurance coverage under the Consolidated Omnibus Reconciliation Act ($2,817).

(F)   The amount reported for Mr. Austin represents amounts paid to Mr. Austin in 2017 pursuant to McDermott's tax equalization program. For more information on McDermott's tax equalization program, see "Compensation Discussion and Analysis — 2017 Other Compensation Elements — Expatriate Benefits."

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards table provides additional information about stock awards and equity and non-equity incentive plan awards we granted to our NEOs during the year ended December 31, 2017.

Name/ Award Type	Grant Date	Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Dickson										
EICP	02/28/17	02/28/17	488,125	976,250	1,952,500	—	—	—	—	—
PUnits	02/28/17	02/28/17	—	—	—	163,043	326,086	652,172	—	2,399,993
RSUs	02/28/17	02/28/17	—	—	—	—	—	—	326,085	2,399,986
Mr. Spence										
EICP	02/28/17	02/28/17	187,969	375,938	751,87680	—	—	—	—	—
PUnits	02/28/17	02/28/17	—	—	—	50,951	101,902	203,804	—	749,999
RSUs	02/28/17	02/28/17	—	—	—	—	—	—	101,901	749,991
Mr. Austin										
EICP	02/28/17	02/28/17	103,125	206,250	412,500	—	—	—	—	—
PUnits	02/28/17	02/28/17	—	—	—	13,586	27,173	54,346	—	199,993
RSUs	02/28/17	02/28/17	—	—	—	—	—	—	27,171	199,979
Mr. McLaughlin										
EICP	02/28/17	02/28/17	110,625	221,250	442,500	—	—	—	—	—
PUnits	02/28/17	02/28/17	—	—	—	13,586	27,173	54,346	—	199,993
RSUs	02/28/17	02/28/17	—	—	—	—	—	—	27,171	199,979
Mr. Munro										
EICP	02/28/17	02/28/17	103,125	206,250	412,500	—	—	—	—	—
PUnits	02/28/17	02/28/17				13,586	27,173	54,346	—	199,993
RSUs	02/28/17	02/28/17				—	—	—	27,171	199,979
Ms. Hinrichs										
EICP	02/28/17	02/28/17	170,428	340,856	681,712	—	—	—	—	—
PUnits	02/28/17	02/28/17				33,967	67,934	135,868	—	499,994
RSUs	02/28/17	02/28/17				—	—	—	67,932	499,979

[1]   These columns reflect the threshold, target and maximum payout opportunities under the Executive Incentive Compensation Plan, or EICP. On February 28, 2017, our Compensation Committee established target EICP awards expressed as a percentage of the NEO's 2017 annual base salary earned, as follows: Mr. Dickson – 110%, Mr. Spence – 75%, Mr. Austin – 60%, Mr. McLaughlin – 60%, Mr. Munro – 60%, and Ms. Hinrichs – 70%. The target amounts shown for Messrs. Dickson, Spence, Austin, McLaughlin and Munro and Ms. Hinrichs were computed by multiplying their annual base earned during 2017 by their target award percentage. For all of the NEOs, the threshold amounts are equal to 50% of the respective target amounts and the maximum amounts are equal to 200% of the respective target amounts. See "Compensation Discussion and Analysis – What We Pay and Why: Elements of Total Direct Compensation – Annual Incentive" and "Compensation Discussion and Analysis – 2017 NEO Compensation" for a detailed description of the EICP and discussions regarding the determinations made with respect to the 2017 EICP awards. Actual payouts under the EICP in respect of 2017 are included above in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation."

[2]   These columns reflect the target, threshold and maximum payout opportunities of 2017 grants of performance units under the 2016 LTIP. Each grant represents the right to receive the value of one share of McDermott common stock for each vested performance unit, paid in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, in the sole discretion of the Compensation Committee. The amount of performance units that vest, if any, will be based on McDermott's relative ROAIC improvement as compared to a competitor peer group over a three-year measurement

period (January 1, 2017 – December 31, 2019). If the threshold performance goal is achieved, a number of performance units between 50% and 200% of the target award may be earned, depending on the three-year aggregate relative ROAIC performance. See "Compensation Discussion and Analysis – What We Pay and Why: Elements of Total Direct Compensation – Long-Term Incentives" and "2017 NEO Compensation" for a detailed description of the performance units awarded in 2017.

(3) This column reflects grants of restricted stock units under the 2016 LTIP. The restricted stock units are generally scheduled to vest in one-third increments on the first, second and third anniversaries of the date of grant. Each restricted stock unit represents the right to receive one share of McDermott common stock, cash equal to the fair market value of the share otherwise deliverable, or any combination thereof, in the sole discretion of the Compensation Committee.

(4) This column reflects the full grant date fair values of the equity awards computed in accordance with FASB ASC Topic 718. Grant date fair values are determined using the closing price of our common stock on the date of grant, as reported on the NYSE. For more information regarding the compensation expense related to 2017 awards, see Note 16 to the Consolidated Financial Statement included in our Form 10-K for the year ended December 31, 2017.

Outstanding Equity Awards at Fiscal Year-End

The following Outstanding Equity Awards at Fiscal Year-End table summarizes the equity awards we have made to our NEOs which were outstanding as of December 31, 2017.

		Option Awards[1]					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Dickson										
RSUs[4]	03/05/15						247,279	1,627,096	—	—
RSUs[4]	02/26/16						395,646	2,603,351	—	—
RSUs[4]	02/28/17						326,085	2,145,639	—	—
PUnits	03/05/15						—	—	370,919	2,440,650
PUnits	02/26/16						—	—	296,735	1,952,520
PUnits	02/28/17						—	—	163,043	1,072,823
Mr. Spence										
RSUs[4]	03/05/15						59,347	390,503	—	—
RSUs[4]	02/26/16						138,476	911,172	—	—
RSUs[4]	02/28/17						101,901	670,509	—	—
PUnits	03/05/15						—	—	89,020	585,755
PUnits	02/26/16						—	—	103,857	683,382
PUnits	02/28/17						—	—	50,951	335,258
Mr. Austin										
RSUs[4]	03/05/15						24,727	162,704	—	—
RSUs[5]	03/05/15						12,363	81,349	—	—
RSUs[4]	02/26/16						39,564	260,331	—	—
RSUs[4]	02/28/17						27,171	178,785	—	—
PUnits	02/26/16						—	—	29,673	195,252
PUnits	02/28/17						—	—	13,586	89,399

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. McLaughlin										
NQSO	03/05/12	3,237	—	—	14.44	03/05/19				
NQSO	03/05/13	7,008		—	10.50	03/05/20				
RSUs[4]	03/05/15						13,847	91,113	—	—
RSUs[4]	02/26/16						39,564	260,331	—	—
RSUs[4]	02/28/17						27,171	178,785	—	—
PUnits	03/05/15						—	—	8,902	58,575
PUnits	02/26/16						—	—	29,673	195,252
PUnits	02/28/17						—	—	13,586	89,399
Mr. Munro										
RSUs[5]	03/06/14						9,566	62,944	—	—
RSUs[4]	03/05/15						19,782	130,166	—	—
RSUs[4]	02/26/16						39,564	260,331	—	—
RSUs[4]	02/28/17						27,171	178,785	—	—
PUnits	03/05/15						—	—	29,673	195,252
PUnits	02/26/16						—	—	29,673	195,252
PUnits	02/28/17						—	—	13,586	89,399
Ms. Hinrichs										
NQSO	03/04/11	22,080	—	—	25.64	03/04/18				
NQSO	03/05/12	35,970	—	—	14.44	03/05/19				
NQSO	03/05/13	56,700	—	—	10.50	03/05/20				
RSUs[4]	03/05/15						47,532	312,761	—	—
RSUs[4]	02/26/16						95,064	625,521	—	—
RSUs[4]	02/28/17						65,292	429,621		
PUnits	03/05/15						—	—	74,183	488,127
PUnits	02/26/16						—	—	74,183	488,127
PUnits	02/28/17						—	—	33,967	223,503

[1] The awards in this column represent grants of stock options, which generally became exercisable in one-third increments on each of the first, second and third anniversaries of the grant date.

[2] Market values in these columns are based on the closing price of our common stock as reported on the NYSE as of December 29, 2017 ($6.58).

[3] The awards in this column represent grants of performance shares or performance units, which generally may vest on the third anniversary of the grant date, based on the attainment of stated performance levels. The number and value of the 2015, 2016 and 2017 performance units listed are based on achieving threshold performance as of the nearest year-end measurement date under the applicable grant agreement.



(4)   These awards represent grants of restricted stock units, which generally vest in one-third increments on each of the first, second and third anniversaries of the grant date.

(5)   These awards represent one-time awards of restricted stock units made to Messrs. Austin and Munro to compensate them for the forfeiture of incentives from their prior employer. The restricted stock units awarded to Mr. Austin generally vest in one-third increments on each of the first, second and third anniversaries of the grant date. The restricted stock units awarded to Mr. Munro generally vest in one-fourth increments on each of the first, second, third and fourth anniversaries of the grant date.

Option Exercises and Stock Vested

The following Option Exercises and Stock Vested table provides information about the value realized by our NEOs and Ms. Hinrichs on vesting of stock awards during the year ended December 31, 2017.

Name	Option Awards		Stock Awards[1]	
	Shares Acquired on Exercise (#)	Value Realized on Exercise	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Dickson	0	N/A	961,703	6,637,542
Mr. Spence	0	N/A	295,252	1,980,951
Mr. Austin	0	N/A	56,872	398,896
Mr. McLaughlin	0	N/A	43,834	311,609
Mr. Munro	0	N/A	78,041	545,846
Ms. Hinrichs	0	N/A	218,342	1,522,298

(1)   The number of shares acquired on vesting reflected in this table represents the aggregate number of shares that vested during 2017 in connection with awards of restricted stock, restricted stock units ("RSUs") and performance shares ("PShares"). The value realized on vesting was calculated based on the fair market value of the underlying shares on the vesting date. The final installment of the RSUs awarded in 2014, which vested on March 6, 2017, were settled entirely in cash, as determined in the sole discretion of the Compensation Committee. The PShares awarded in 2014, which vested on March 6, 2017, were settled one-half in shares and one-half in cash, as determined in the sole discretion of the Compensation Committee. As a result, no shares of stock were actually acquired upon the vesting of: 102,040 RSUs and 153,062 PShares for Mr. Dickson; 8,503 RSUs for Mr. McLaughlin; 13,605 RSUs and 7,653 PShares for Mr. Munro; 85,586 RSUs and 40,540 PShares for Mr. Spence; and 25,510 RSUs and 38,265 PShares for Ms. Hinrichs. Mr. Austin was not awarded any RSUs or PShares in 2014 as he was not employed by the Company at that time. The following table sets forth the amount of shares attributable to restricted stock or RSUS and PShares, for each NEO:

Name	Performance Shares		Restricted Stock Units/ Restricted Stock	
	Shares Acquired on Exercise (#)	Value Realized on Exercise	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Dickson	306,122	2,099,997	655,581	4,537,545
Mr. Spence	81,081	556,216	214,171	1,424,736
Mr. Austin	0	N/A	56,872	398,896
Mr. McLaughlin	0	N/A	43,834	311,609
Mr. Munro	15,306	104,999	62,735	440,847
Ms. Hinrichs	87,375	598,308	130,967	923,990

The following table sets forth the number of shares withheld by McDermott to satisfy withholding taxes upon vesting of the restricted stock, RSUs and PShares noted in the table above:

Name	Shares Withheld by McDermott on Vesting of Stock Awards (#)
Mr. Dickson	449,479
Mr. Spence	170,321
Mr. Austin	19,904
Mr. McLaughlin	15,232
Mr. Munro	31,902
Ms. Hinrichs	103,352

Pension Benefits

The following table shows the present value of accumulated benefits payable to Ms. Hinrichs under the U.S. Retirement Plan and the U.S. Excess Plan. None of the NEOs are participants in the U.S. Retirement, the U.S. Excess Plan or any other defined benefit pension plan that we sponsor.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit ($)	Payments During 2017 ($)
Mr. Dickson	N/A	N/A	N/A	N/A
Mr. Spence	N/A	N/A	N/A	N/A
Mr. Austin	N/A	N/A	N/A	N/A
Mr. McLaughlin	N/A	N/A	N/A	N/A
Mr. Munro	N/A	N/A	N/A	N/A
Ms. Hinrichs	U.S. Retirement Plan[1]	11.167	558,909	0
	U.S. Excess Plan[1]	11.167	233,970	0

[1] The present value of accumulated benefits reflected above for the U.S. Retirement Plan and the U.S. Excess Plan is based on a 3.60% discount rate and the RP2014 mortality table for annuitants projected with generational mortality improvement scale MP2017.

U.S. RETIREMENT PLAN

We refer to our qualified defined benefit pension plan as the U.S. Retirement Plan. Ms. Hinrichs participated in the U.S. Retirement Plan, which plan has been frozen since 2006 and under which she accrued no additional benefits after such time. The U.S. Retirement Plan is funded by a trust, and includes provisions related to eligibility, participation and benefit formulas for applicable employees.

Under the U.S. Retirement Plan, normal retirement is the later of (1) age 65 or (2) the fifth anniversary of the date an employee becomes a participant. The normal form of payment is a single-life annuity or a 50% joint and survivor annuity, depending on the employee's marital status when payments are scheduled to begin. Early retirement eligibility and benefits under the Retirement Plan depend on the employee's date of hire and age. For employees hired on or after April 1, 1998 (including Ms. Hinrichs), an employee is eligible for early retirement upon the latter of completing at least 15 years of continuous service and attaining the age of 55. Early retirement benefits are based on the same formula as normal retirement, but the pension benefit is generally reduced 0.4% for each month that benefits commence before age 62. Ms. Hinrichs was eligible for early retirement under the U.S. Retirement Plan.

Ms. Hinrichs' benefits under the U.S. Retirement Plan are calculated as follows: 1.2% of final average monthly compensation as of June 30, 2010 up to the Social Security limit times credited service up to 35 years, plus 1.65% of final average monthly compensation as of June 30, 2010 in excess of the Social Security limit times credited service up to 35 years. Final average monthly compensation excludes bonuses and commissions.

U.S. EXCESS PLAN

We refer to our nonqualified pension plan as the U.S. Excess Plan. Ms. Hinrichs also participated in the U.S. Excess Plan, which plan has been frozen since 2006 and under which she accrued no additional benefits after such time. To the extent benefits payable under the U.S. Retirement Plan are limited by Section 415(b) or 401(a)(17) of the U.S. Internal Revenue Code, pension benefits will be paid under the terms of the U.S. Excess Plan. Because benefits entitlement under the U.S. Excess Plan and the U.S. Retirement Plan are linked, benefits under the U.S. Excess Plan have been frozen since 2006, when benefit accruals under the U.S. Retirement Plan were frozen.

For more information on our retirement plans, see "Compensation Discussion and Analysis - 2017 Other Compensation Elements - Retirement and Excess Plans."

Nonqualified Deferred Compensation

The following Nonqualified Deferred Compensation table summarizes our NEOs' compensation under the Deferred Compensation Plan. The compensation shown in this table is entirely attributable to the Deferred Compensation Plan.

The Deferred Compensation Plan is an unfunded, defined contribution retirement plan for officers of McDermott and its subsidiaries selected to participate by our Compensation Committee. Benefits under the Deferred Compensation Plan are based on: (1) the participant's deferral account, which is comprised of the notional account balance reflecting any executive contributions of deferred compensation; and (2) the participant's vested percentage in his or her company account, which is comprised of the notional account balance reflecting any contributions by us. A participant is at all times 100% vested in his or her deferral account. A participant generally vests in his or her company account 20% each year, subject to accelerated vesting for death, disability, termination of service by McDermott without cause or the occurrence of a change in control.

Name	Executive Contributions in 2017 ($)[1]	Company Contributions in 2017 ($)[2]	Aggregate Earnings in 2017 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/17 ($)[4]	Percentage Vested at 12/31/17 ($)
Mr. Dickson	0	114,767	51,976	0	337,675	60%
Mr. Spence	0	52,019	22,431	0	129,599	40%
Mr. Austin	0	22,455	3,875	0	26,331	0%
Mr. McLaughlin	0	26,332	4,757	0	49,571	20%
Mr. Munro	0	27,763	4,038	0	31,801	0%
Ms. Hinrichs	0	91,994	52,287	0	435,177	100%

[1] In November 2010, our Compensation Committee approved the deferral of eligible executives' compensation beginning January 1, 2011. Under the terms of our Deferred Compensation Plan, an eligible executive may defer up to 50% of his or her annual salary and/ or up to 100% of any bonus earned in any year.

[2] We make annual contributions to specified participants' notional accounts equal to a percentage of the participant's prior-year compensation. Under the terms of the Deferred Compensation Plan, the contribution percentage does not need to be the same for each participant. Additionally, our Compensation Committee may make a discretionary contribution to a participant's account at any time. Our contributions on behalf of participants equaled 5% of their respective Compensation (as defined in the Deferred Compensation Plan) received in 2016. All of our 2017 contributions are included in the Summary Compensation Table above as "All Other Compensation."

[3] The amounts reported in this column represent notional accrued gains or losses during 2017 on each indicated participant's account. The accounts are "participant-directed," in that each participant personally directs the investment of contributions made on his or her behalf. As a result, any accrued gains or losses are attributable to the performance of the notional mutual fund investments. No amount of the earnings shown is reported as compensation in the Summary Compensation Table.

(4)   The amounts reported in this column consist of contributions made by McDermott and notional accrued gains or losses as of December 31, 2017. The balances shown include contributions from previous years which have been reported as compensation to the NEOs in the Summary Compensation Table for those years – to the extent a NEO was included in the Summary Compensation Table during those years. The amounts of such contributions previously included in the Summary Compensation Table and years reported are as follows: we made contributions to Mr. Dickson's account of $70,100 in 2016, $42,500 in 2015 and $42,500 in 2014; we made contributions to Mr. Spence's account of $27,283 in 2016 and $23,750 in 2015; and we made contributions to Ms. Hinrichs' account of $32,248 in 2016, $23,888 in 2015, and $38,682 in 2014.

Potential Payments Upon Termination or Change in Control

The following tables show potential payments to our NEOs under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios under which a payment would be due (assuming each is applicable) involving a change in control or termination of employment of each of our NEOs, assuming a December 31, 2017 termination date and, where applicable, using the closing price of our common stock of $6.58 as of December 29, 2017 (as reported on the NYSE). These tables do not reflect amounts that would be payable to the NEOs pursuant to benefits or awards that are already vested.

The amounts reported in the tables below for stock options, restricted stock, restricted stock units and performance shares or performance units represent the value of unvested and accelerated shares or units, as applicable, calculated by:

- for stock options: multiplying the number of accelerated options by the difference between the exercise price and $6.58 (the closing price of our common stock on December 29, 2017, as reported on the NYSE); and

- for restricted stock, restricted stock units and performance shares or performance units: multiplying the number of accelerated shares or units by $6.58 (the closing price of our common stock on December 29, 2017, as reported on the NYSE).

Ms. Hinrichs resigned from her position as Senior Vice President, General Counsel and Corporate Secretary effective August 13, 2017 and retired from McDermott effective December 31, 2017. In connection with Ms. Hinrichs' resignation, we entered into a separation agreement with Ms. Hinrichs providing for various compensation-related benefits in exchange for, among other things, her agreement to comply with several restrictive covenants. See page 46 of this proxy statement for information on compensation received by Ms. Hinrichs under that separation agreement.

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON TERMINATION DUE TO DEATH OR DISABILITY

The following table shows the value of payments and other benefits due the NEOs, assuming their death or disability as of December 31, 2017.

	Dickson ($)	Spence ($)	Austin ($)	McLaughlin ($)	Munro ($)
Severance Payments	—	—	—	—	—
EICP	—	—	—	—	—
Deferred Compensation Plan[1]	135,070	77,759	26,331	39,657	31,801
Stock Options[2] (unvested and accelerated)	—	—	—	—	—
Restricted Stock Units[3] (unvested and accelerated)	6,376,086	1,972,184	683,169	530,230	632,226
Performance Units[4] (unvested)	10,931,986	3,208,790	569,302	686,452	959,805
Total	17,443,142	5,258,733	1,278,802	1,256,338	1,623,832

(1)   The amounts reported represent 40% of Mr. Dickson's, 60% of Mr. Spence's, 80% of Mr. McLaughlin's and 100% of Messrs. Austin's and Munro's DCP balance as of December 31, 2017 that would become vested on death or disability.



(2) Under the terms of the outstanding stock option awards held by each of the NEOs as of December 31, 2017, all unvested option awards would become vested and exercisable on death or disability. All outstanding stock options were fully vested as of December 31, 2017.

(3) Under the terms of the outstanding restricted stock unit awards held by each of the NEOs as of December 31, 2017, all unvested restricted stock unit awards would become vested on his death or disability.

(4) Under the terms of the outstanding 2015, 2016 and 2017 performance unit awards held by each of the NEOs as of December 31, 2017, 100% of the initial performance units granted would vest on the third anniversary of the grant date on his or her death or disability. The number of performance units that would vest is the number of performance units that would have vested based on actual performance had the NEO remained employed with McDermott until the third anniversary of the grant date. Accordingly, each NEO may vest in a number of performance units ranging from 0% - 200% of the initial performance units granted, depending on McDermott's performance during the applicable measurement periods.

The amounts reported assume that a total of 100% of the initial performance units granted for the 2015, 2016 and 2017 awards will vest during the applicable measurement periods, all valued at the closing price of McDermott stock as reported on the NYSE on December 29, 2017. The actual value of performance units granted for the 2015, 2016 and 2017 awards that may vest could be $0 for each NEO and up to $21,863,971 for Mr. Dickson, $6,417,579 for Mr. Spence, $1,138,603 for Mr. Austin, $1,372,904 for Mr. McLaughlin and $1,919,610 for Mr. Munro, in each case, as applicable, representing a total of 200% of the initial performance units granted for the 2015, 2016 and 2017 awards. Additionally, the value of McDermott common stock could be greater or less than the amount used to value the performance shares or performance units for this table.

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON CHANGE IN CONTROL AND TERMINATION

We have change in control agreements with various officers, including each of our NEOs. Generally, under these agreements, if a NEO is terminated within one year following a change in control either: (1) by our company for any reason other than cause or death or disability; or (2) by the NEO for good reason, McDermott is required to pay the NEO a severance payment based on the NEO's salary and a severance payment based on the NEO's target EICP percentage. In addition to these payments, the NEO would be entitled to various accrued benefits earned through the date of termination, such as earned but unpaid salary, earned but unused vacation and reimbursements.

Under these agreements, a "change in control" generally occurs on the occurrence of any of the following:

- a person becomes the beneficial owner of 30% or more of the combined voting power of McDermott's then outstanding voting stock unless such acquisition is made directly from McDermott in a transaction approved by a majority of McDermott's incumbent directors;

- individuals who are incumbent directors cease for any reason to constitute a majority of McDermott's board;

- completion of a merger or consolidation of McDermott with another company or an acquisition by McDermott or its subsidiaries, unless immediately following such merger, consolidation or acquisition: (1) all or substantially all of the individuals or entities that were the beneficial owners of outstanding McDermott voting securities immediately before such merger, consolidation or acquisition beneficially own at least 50% of the then outstanding shares of voting stock of the parent corporation resulting from the merger, consolidation or acquisition in the same relative proportions as their ownership immediately before such merger, consolidation or acquisition; (2) if such merger, consolidation or acquisition involves the issuance or payment by McDermott of consideration to another entity or its stockholders, the total fair market value of such consideration plus the principal amount of the consolidated long-term debt of the entity or business being acquired, does not exceed 50% of the sum of the fair market value of the outstanding McDermott voting stock plus the principal amount of our consolidated long-term debt; (3) no person beneficially owns 30% or more of the then outstanding shares of the voting stock of the parent company resulting from such merger, consolidation or acquisition; and (4) a majority of the members of the board of directors of the parent corporation resulting from such merger, consolidation or acquisition were incumbent directors of McDermott immediately before such merger, consolidation or acquisition;

- completion of the sale or disposition of 50% or more of the assets of McDermott and its subsidiaries on a consolidated basis, unless immediately following such sale or disposition: (1) the individuals and entities that were beneficial owners of outstanding McDermott voting stock immediately before such sale or disposition beneficially own at least 50% of the then outstanding shares of voting stock of McDermott and of the entity that acquires the largest portion of such assets, and (2) a majority of the members of the McDermott Board (if it continues to exist) and the board of directors of the entity that acquires the largest portion of such assets were incumbent directors of McDermott immediately before the completion of such sale or disposition; or any other set of circumstances is deemed by the Board in its sole discretion to constitute a change in control.

The change in control agreements do not provide for excise tax gross-ups. They do, however, provide for the potential reduction in payments to the applicable officer in order to avoid excise taxes.

The completion of the proposed business combination transaction with CB&I is expected to constitute a "change in control" for purposes of the change in control agreements described above. However, no payment to an NEO will be triggered under any change in control agreement with an NEO unless that NEO's employment with us terminated under any of the circumstances described above within one year of the completion of that transaction.

The following table shows the estimated value of payments and other benefits due the NEOs, assuming a change in control and termination as of December 31, 2017.

	Dickson ($)	Spence ($)	Austin ($)	McLaughlin ($)	Munro ($)
Salary-Based Severance Payment[1]	4,690,625	1,771,875	556,250	1,192,500	556,250
EICP-Based Severance Payment[2]	990,000	382,500	210,000	225,000	210,000
Deferred Compensation Plan[3]	135,070	77,759	26,331	39,657	31,801
Stock Options[4] (unvested and accelerated)	—	—	—	—	—
Restricted Stock Units[4] (unvested and accelerated)	6,376,086	1,972,184	683,169	530,230	632,226
Performance Shares or Units[4] (unvested and accelerated)	10,931,986	3,208,790	569,302	686,452	959,805
Total	23,123,767	7,413,108	2,045,052	2,673,839	2,390,082

[1] The salary-based severance payment made to Mr. Dickson in connection with a change in control would be a cash payment equal to 250% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. The severance payment made to Messrs. Spence and McLaughlin in connection with a change in control would be a cash payment equal to 200% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. The severance payment made to Messrs. Austin and Munro in connection with a change in control would be a cash payment equal to the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs.

For a hypothetical termination as of December 31, 2017, the salary-based severance payment under a change in control would have been calculated based on the following base salary and target EICP awards. See "Grants of Plan-Based Awards" above for more information on the calculation of target EICP awards.

NEO	Annual Base Salary ($)	Target EICP Award ($)
Mr. Dickson	900,000	976,250
Mr. Spence	510,000	375,938
Mr. Austin	350,000	206,250
Mr. McLaughlin	375,000	221,250
Mr. Munro	350,000	206,250

[2] Each NEO could receive up to two EICP-based severance payments in connection with a change in control depending on the timing of the termination relative to the payment of an EICP award, as follows:

- If an EICP award for the year prior to termination is paid to other EICP participants after the date of the NEO's termination, the NEO would be entitled to a cash payment equal to the product of the NEO's target EICP percentage (or, if greater, the actual amount of the bonus determined under the EICP for the year prior to termination) and the NEO's annual base salary for the applicable period. No such payment would have been due a NEO on a December 31, 2017 termination, because the 2016 EICP awards had already been paid.

- The NEO would be entitled to a prorated EICP payment based upon the NEO's target EICP percentage for the year in which the termination occurs and the number of days in which the NEO was employed with us during that year. Based on a hypothetical December 31, 2017 termination, each NEO would have been entitled to an EICP payment equal to 100% of his or her 2017 target EICP percentage times annual base salary, calculated based on the following base salary and target EICP percentage:

NEO	Annual Base Salary ($)	Target EICP Percentage ($)
Mr. Dickson	900,000	110%
Mr. Spence	510,000	75%
Mr. Austin	350,000	60%
Mr. McLaughlin	375,000	60%
Mr. Munro	350,000	60%

(3) The amounts reported represent 40% of Mr. Dickson's, 60% of Mr. Spence's, 80% of Mr. McLaughlin's and 100% of Messrs. Austin's and Munro's DCP balance as of December 31, 2017 that would become vested on a qualifying termination within one year following a change in control (as defined in the change in control agreements) pursuant to the executive's change in control agreements. Under the Deferred Compensation Plan, vesting will also occur upon a change in control, and for purposes of this plan a "change in control" generally occurs if:

- a person (other than a McDermott employee benefit plan or a corporation owned by McDermott stockholders in substantially the same proportion as the ownership of McDermott voting shares) is or becomes the beneficial owner of 30% or more of the combined voting power of McDermott's then outstanding voting stock;

- during any period of two consecutive years, individuals who at the beginning of such period constitute McDermott's Board of Directors, and any new director whose election or nomination by McDermott's Board was approved by at least two-thirds of the directors of McDermott's Board then still in office who either were directors at the beginning of the period or whose election or nomination was previously approved, cease to constitute a majority of McDermott's Board;

- a merger or consolidation of McDermott with any other corporation or entity has been completed, other than a merger or consolidation which results in the outstanding McDermott voting securities immediately prior to such merger or consolidation continuing to represent at least 50% of the combined voting power of the voting securities of McDermott or the surviving entity outstanding immediately after such merger or consolidation;

- McDermott's stockholders approve (1) a plan of complete liquidation of McDermott; or (2) an agreement for the sale or disposition by McDermott of all or substantially all of McDermott's assets; or

- within one year following the completion of a merger or consolidation transaction involving McDermott, (1) individuals who, at the time of execution and delivery of definitive agreements completing such transaction constituted the Board, cease for any reason (excluding death, disability or voluntary resignation) to constitute a majority of the Board; or (2) either individual, who at the first execution and delivery of definitive agreements completing the transaction, served as Chief Executive Officer or Chief Financial Officer does not, for any reason (excluding death, disability or voluntary resignation), serve as the Chief Executive Officer or Chief Financial Officer, as applicable, of McDermott, or if McDermott does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as the Chief Executive Officer or Chief Financial Officer, as applicable, of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and (B) the surviving entity in such transaction or a parent entity of the surviving entity or McDermott following the completion of such transaction; provided, however, that a change in control would not be deemed to have occurred pursuant to this clause in the case of a merger or consolidation which results in the voting securities of McDermott outstanding immediately prior to the completion of the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 55% of the combined voting power of the voting securities of the McDermott or the surviving entity outstanding immediately after such merger or consolidation.

(4) Under the terms of the 2015 restricted stock unit awards outstanding, all unvested restricted stock units would become vested on a change in control, regardless of whether there is a subsequent termination of employment. Under the terms of the 2016 and 2017 restricted stock unit awards outstanding, all unvested restricted stock units would become vested on a change in control, regardless of whether there is a subsequent termination of employment, only if the awards are not assumed in the transaction. Under the terms of the 2015 performance unit awards outstanding, the greater of (1) 100% of the initial performance shares or performance units granted, or (2) the vested percentage of initial performance shares or performance units determined in accordance with the grant agreement would become vested on a change in control, regardless of whether there is a subsequent termination of employment. Under the terms of the 2016 and 2017 performance unit awards outstanding, the greater of (1) target level, or (2) the actual performance level measured through the date the change in control becomes effective as determined in accordance with

the grant agreement would become vested on a change in control, regardless of whether there is a subsequent termination of employment, only if the awards are not assumed in the transaction. If the 2016 and 2017 performance unit awards are assumed in a change in control, such awards would only vest on a subsequent termination of employment by the employer without cause or by the executive for good reason. Under the 2014 LTIP, a "change in control" generally occurs under the same circumstances described in the first three bullets in note (3) above with respect to our Deferred Compensation Plan, as well as on the occurrence of the below circumstances:

- McDermott's stockholders approve a plan of complete liquidation of McDermott;

- the consummation of a sale or disposition by McDermott of all or substantially all of McDermott's assets other than to an entity that is under common control with McDermott or to an entity for which at least fifty percent (50%) of the combined voting power of its voting securities outstanding immediately after such sale or disposition are owned or controlled by the stockholders of McDermott immediately prior to such sale or disposition; or

- within one year following the completion of a merger or consolidation transaction involving McDermott, (1) individuals who, at the time of execution and delivery of definitive agreements relating to such transaction constituted the Board, cease for any reason (excluding death, disability or voluntary resignation) to constitute a majority of the Board; or (2) the individual, who at the first execution and delivery of definitive agreements relating to the transaction, served as Chief Executive Officer does not, for any reason (excluding death, disability or voluntary resignation), serve as the Chief Executive Officer of McDermott, or if McDermott does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as the Chief Executive Officer of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and (B) the surviving entity in such transaction or a parent entity of the surviving entity or McDermott following the completion of such transaction; provided, however, that a change in control would not be deemed to have occurred pursuant to this clause in the case of a merger or consolidation which results in the voting securities of McDermott outstanding immediately prior to the completion of the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 55% of the combined voting power of the voting securities of the McDermott or the surviving entity outstanding immediately after such merger or consolidation.

Under the 2016 LTIP, a "change in control" generally occurs under the same circumstances described in the first three bullets in note (3) above with respect to our Deferred Compensation Plan, and under the same circumstances described in the first two bullets above with respect to our 2014 LTIP, as well as on the occurrence of the below circumstance:

- within one year following the consummation of a merger or consolidation transaction involving the Company (whether as a constituent corporation, the acquiror, the direct or indirect parent entity of the acquiror, the entity being acquired, or the direct or indirect parent entity of the entity being acquired), as a result of which the voting securities of the Company outstanding immediately prior thereto continue to represent more than fifty percent (50%) but less than fifty-five percent (55%) of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation (a "Merger of Equals"): (i) individuals who, at the time of the execution and delivery of the definitive agreement pursuant to which such transaction has been consummated by the parties thereto (a "Definitive Transaction Agreement") (or, if there are multiple such agreements relating to such Merger of Equals, the first time of execution and delivery by the parties to any such agreement) (the "Execution Time"), constituted the Board cease, for any reason (excluding death, disability or voluntary resignation but including any such voluntary resignation effected in accordance with any Definitive Transaction Agreement), to constitute a majority of the Board; or (ii) the individual who, at the Execution Time, served as the Chief Executive Officer of the Company does not, for any reason (excluding as a result of death, disability or voluntary termination but including any such voluntary termination effected in accordance with any Definitive Transaction Agreement), serve as the Chief Executive Officer of the Company or, if the Company does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act, as the Chief Executive Officer of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act and (B) the surviving entity in such Merger of Equals or a direct or indirect parent entity of the surviving entity or the Company following the consummation of such Merger of Equals.

The amounts reported in the chart above represent a total of 100% of the initial performance units granted for the 2015, 2016 and 2017 awards.

AUDITOR AND AUDIT COMMITTEE MATTERS

ITEM 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR YEAR ENDING DECEMBER 31, 2018

Our Board of Directors has ratified the decision of the Audit Committee to appoint Ernst & Young LLP ("EY") to serve as the independent registered public accounting firm to audit our financial statements for the year ending December 31, 2018. EY was appointed following a competitive request for proposal process, replacing Deloitte & Touche LLP ("D&T") as our principal outside auditor. Although we are not required to seek stockholder approval of this appointment, it has been our practice to do so. No determination has been made as to what action the Audit Committee or the Board of Directors would take if our stockholders fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm at any time if the Audit Committee concludes such a change would be in the best interests of McDermott. Representatives of EY will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Our Board of Directors recommends that stockholders vote "FOR" the ratification of the decision of our Audit Committee to appoint Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2018. The proxy holders will vote all proxies received for approval of this proposal unless instructed otherwise. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote and actually voting on this proposal at the Annual Meeting. Because abstentions are not actual votes with respect to this proposal, they have no effect on the outcome of the vote on this proposal.

☑ Our Board of Directors recommends that stockholders vote "**FOR**" the ratification of appointment of Ernst & Young LLP

Audit Committee Report

The Board of Directors appoints an Audit Committee to review McDermott International, Inc.'s financial matters. Each member of the Audit Committee meets the independence requirements established by the NYSE. The Audit Committee is responsible for the appointment, compensation, retention and oversight of McDermott's independent registered public accounting firm. We are also responsible for recommending to the Board that McDermott's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year.

In making our recommendation that McDermott's financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2017, we have taken the following steps:

- We reviewed, and discussed with McDermott's management and Deloitte & Touche LLP ("D&T"), McDermott's independent registered public accounting firm for the year ended December 31, 2017, McDermott's audited consolidated balance sheet at December 31, 2017, and consolidated statements of income, comprehensive income, cash flows and stockholders' equity for the year ended December 31, 2017.

- We discussed with D&T those matters required to be discussed under the applicable standards of the Public Company Accounting Oversight Board, including information regarding the scope and results of the audit. These communications and discussions are intended to assist us in overseeing the financial reporting and disclosure process.

- We received and reviewed the written disclosures and the letter from D&T required by applicable requirements of the Public Company Accounting Oversight Board regarding D&T's communications with the Audit Committee concerning D&T's independence from McDermott, and have discussed with D&T its independence from McDermott. We also considered whether the provision of non-audit services to McDermott is compatible with D&T's independence.

- We conducted periodic executive sessions with D&T, with no members of McDermott management present during those discussions. D&T did not identify any material audit issues, questions or discrepancies, other than those previously discussed with management, which were resolved to the satisfaction of all parties.
- We conducted periodic executive sessions with McDermott's internal audit department and regularly received reports regarding McDermott's internal control procedures.
- We reviewed, and discussed with McDermott's management and D&T, management's report and D&T's report and attestation on internal control over financial reporting, each of which was prepared in accordance with Section 404 of the Sarbanes-Oxley Act.
- We determined that there were no former D&T employees, who previously participated in the McDermott audit, engaged in a financial reporting oversight role at McDermott.

Based on the reviews and actions described above, we recommended to the Board that McDermott's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

William H. Schumann, III, Chair
Forbes I.J. Alexander
Philippe Barril
Marsha C. Williams

AUDIT FIRM FEES

For the years ended December 31, 2017 and 2016, the aggregate fees billed to McDermott by Deloitte & Touche, LLP, including expenses and taxes, totaling $4,424,962 and $4,213,047, which can be categorized as follows:

	2017 ($)	2016 ($)
Audit Fees The Audit fees for the years ended December 31, 2017 and 2016 were for professional services rendered for the audits of the consolidated financial statements of McDermott, the audit of McDermott's internal control over financial reporting, statutory and subsidiary audits, reviews of the quarterly consolidated financial statements of McDermott and assistance with review of documents filed with the SEC.	3,256,446	3,520,809
Audit-Related Fees The Audit-Related fees for the years ended December 31, 2017 and 2016 were for assurance and related services, employee benefit plan audits and advisory services related to Sarbanes-Oxley Section 404 compliance.	149,215	34,722
Tax Fees The Tax fees for the years ended December 31, 2017 and 2016 were for professional services rendered for consultations on various U.S. federal, state and international tax matters, international tax compliance and tax planning, and assistance with tax examinations.	1,019,301	657,516
All Other Fees During the years ended December 31, 2017 and December 31, 2016, there were no other services.	0	0
Total	4,424,962	4,213,047

It is the policy of our Audit Committee to preapprove all audit, review or attest engagements and permissible non-audit services to be performed by our independent registered public accounting firm, subject to, and in compliance with, the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 and the applicable rules and regulations of the SEC. Our Audit Committee did not rely on the *de minimis* exception for any of the fees disclosed above.



STOCK OWNERSHIP INFORMATION

Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned as of July 30, 2018 by each director or nominee as a director, each NEO, Ms. Hinrichs and all of our directors and executive officers as a group, including shares that those persons have the right to acquire within 60 days on the exercise of stock options and the vesting of restricted stock units. The share amounts set forth in the following table reflect the three-to-one reverse stock split of our common stock effected on May 9, 2018.

Name	Shares that may be Acquired on Stock Option Exercise[1]	Shares that may be Acquired on the Vesting of RSUs[2]	Shares held in 401(K) Plan[3]	Total Shares Beneficially Owned[4]
Forbes I. J. Alexander	—	—	—	11,345
Linh Austin	—	—	—	34,644
Philippe Barril	—	—	—	8,277
John F. Bookout, III	—	—	—	122,897
David Dickson	—	—	—	420,089
L. Richard Flury	—	—	—	57,279
W. Craig Kissel	—	—	—	35,315
Gary P. Luquette	—	—	—	39,750
Brian McLaughlin	—	—	—	24,714
James H. Miller	—	—	—	17,503
Scott Munro	—	—	—	35,270
William H. Schumann, III	—	—	—	49,849
Mary Shafer-Malicki	—	—	—	47,160
Stuart A. Spence	—	—	—	116,961
Marsha C. Williams	—	—	—	60,395
Liane K. Hinrichs[5]	38,250	—	946	162,713
All directors and executive officers as a group (24 persons)	73,899	7,431	1,275	1,450,660

[1] This column includes shares of common stock that the director or executive officer has the right to acquire within 60 days on the exercise of stock options. As of July 30, 2018, the share price of our common stock ($18.08) did not exceed the strike price of any of the stock option awards in this column.

[2] This column includes shares of common stock that the executive officer has the right to acquire within 60 days on the vesting of restricted stock units. This column does not take into account shares to be withheld for taxes on the vesting of the restricted stock units.

[3] This column includes shares of common stock held in the executive officer's McDermott Thrift Plan account or CB&I Savings Plan account (if the executive officer was a former CB&I employee).

[4] Shares beneficially owned by each individual in all cases constituted less than one percent of the outstanding shares of common stock on July 30, 2018, as determined in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares beneficially owned by all directors and executive officers as a group constituted approximately 0.80% of the outstanding shares of common stock on July 30, 2018.

[5] The number of shares reported as beneficially owned by Ms. Hinrichs is as of her August 13, 2017 resignation from her position as Senior Vice President, General Counsel and Corporate Secretary and reflect the three-to-one reverse stock split of our common stock effected on May 9, 2018.

Security Ownership of Certain Beneficial Owners

The following table furnishes information concerning all persons known by us to beneficially own 5% or more of our outstanding shares of common stock as of July 30, 2018, which is our only class of voting stock outstanding:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	12,247,547[3]	6.78%
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	10,507,295[4]	5.82%

[1]   Amounts have been adjusted to reflect the three-to-one reverse stock split of our common stock effected on May 9, 2018.

[2]   Percent is based on outstanding shares of our common stock on July 30, 2018.

[3]   As reported on the Schedule 13G/A filed with the SEC on January 23, 2018. The Schedule 13G/A reports beneficial ownership of 12,247,547 shares, sole voting power over 12,010,084 shares and sole dispositive power over 12,247,547 shares. The Schedule 13G/A further reports that various subsidiaries of BlackRock, Inc. beneficially own shares reported on by the filing and lists those subsidiaries. Given the Schedule 13G/A was filed with the SEC prior to the closing date for the combination, the amounts reported do not include any shares that the beneficial owner may have received pursuant to the combination or as a result of the beneficial owner's ownership of shares of CB&I common stock prior to such closing.

[4]   As reported on the Schedule 13G/A filed with the SEC on February 8, 2018. The Schedule 13G/A reports beneficial ownership of 10,507,295 shares, sole voting power over 105,197 shares, shared voting power over 9,734 shares, sole dispositive power over 10,400,688 shares and shared dispositive power over 106,608 shares. Given the Schedule 13G/A was filed with the SEC prior to the closing date for the combination, the amounts reported do not include any shares that the beneficial owner may have received pursuant to the combination or as a result of the beneficial owner's ownership of shares of CB&I common stock prior to such closing.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own 10% or more of our voting stock, to file reports of ownership and changes in ownership of our equity securities with the SEC and the NYSE. Directors, executive officers and 10% or more holders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of those forms furnished to us, or written representations that no forms were required, we believe that our directors, executive officers and 10% or more beneficial owners complied with all Section 16(a) filing requirements during the year ended December 31, 2017.

OTHER INFORMATION

Questions and Answers About the Annual Meeting of Stockholders and Voting

What is the purpose of these proxy materials?

As more fully described in the Notice, the Board of Directors of McDermott has made these materials available to you in connection with our 2018 Annual Meeting of Stockholders, which will take place on September 26, 2018 at 8:00 a.m., local time (the "Annual Meeting" or "Meeting"). We mailed the Notice to our stockholders beginning on August 10, 2018, and our proxy materials were posted on the Web site referenced in the Notice on that same date.

McDermott, on behalf of its Board of Directors, is soliciting your proxy to vote your shares at the 2018 Annual Meeting of Stockholders. We solicit proxies to give all stockholders of record an opportunity to vote on matters that will be presented at the Annual Meeting. In this proxy statement you will find information on these matters, which is provided to assist you in voting your shares.

Who will pay for the cost of this proxy solicitation?

We will bear all expenses incurred in connection with this proxy solicitation, which we expect to conduct primarily by mail. We have engaged Georgeson to assist in the solicitation for a fee that will not exceed $13,500, plus out-of-pocket expenses. In addition, our officers and regular employees may solicit your proxy by telephone, by facsimile transmission or in person, for which they will not be separately compensated. If your shares are held through a broker or other nominee (*i.e.*, in "street name") and you have requested printed versions of these materials, we have requested that your broker or nominee forward this proxy statement to you and obtain your voting instructions, for which we will reimburse them for reasonable out-of-pocket expenses.

Who is entitled to vote at the Annual Meeting?

Our Board of Directors selected July 30, 2018 as the record date for determining stockholders entitled to vote at the Annual Meeting. This means that if you owned McDermott common stock on the Record Date, you may vote your shares on the matters to be considered by our stockholders at the Annual Meeting.

There were 180,536,768 shares of our common stock outstanding on the Record Date. Each outstanding share of common stock entitles its holder to one vote on each matter to be acted on at the meeting.

Who may attend the Annual Meeting?

Attendance at the meeting is limited to stockholders and beneficial owners as of the record date or duly appointed proxies. No guests will be admitted, except for guests invited by McDermott. Registration will begin at 7:30 a.m., and the meeting will begin promptly at 8:00 a.m. If your shares are held in "street name" through a broker, bank, trustee or other nominee, you are a beneficial owner, and beneficial owners will need to show proof of beneficial ownership, such as a copy of a brokerage account statement, reflecting stock ownership as of the Record Date in order to be admitted to the meeting. If you are a proxy holder for a stockholder, you will need to bring a validly executed proxy naming you as the proxy holder, together with proof of record ownership of the stockholder naming you as proxy holder. Please note that you may be asked to present valid photo identification, such as a valid driver's license or passport, when you check in for registration. No cameras, recording equipment or other electronic devices will be allowed to be brought into the meeting room by stockholders or beneficial owners.

What is the difference between holding shares as a stockholder of record and as a beneficial owner through a brokerage account or other arrangement with a holder of record?

If your shares are registered in your name with McDermott's transfer agent and registrar, Computershare Trust Company, N.A., you are the "stockholder of record" of those shares. The Notice and the proxy materials have been provided or made available directly to you by McDermott.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" but not the holder of record of those shares, and the Notice and the proxy materials have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I cast my vote?

Most stockholders can vote by proxy in three ways:

- by Internet at www.proxyvote.com;
- by telephone; or
- by mail.

If you are a stockholder of record, you can vote your shares in person at the Annual Meeting or vote now by giving us your proxy via Internet, telephone or mail. You may give us your proxy by following the instructions included in the Notice or, if you received a printed version of these proxy materials, in the enclosed proxy card. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials by following the instructions in the Notice. If you vote using either the telephone or the Internet, you will save us mailing expenses.

By giving us your proxy, you will be directing us how to vote your shares at the meeting. Even if you plan on attending the meeting, we urge you to vote now by giving us your proxy. This will ensure that your vote is represented at the meeting. If you do attend the meeting, you can change your vote at that time, if you then desire to do so.

If you are the beneficial owner of shares, but not the holder of record, you should refer to the instructions provided by your broker or nominee for further information. The broker or nominee that holds your shares has the authority to vote them, absent your approval, only as to matters for which they have discretionary authority under the applicable NYSE rules. Neither the election of directors nor the advisory vote to approve named executive officer compensation are considered routine matters. That means that brokers may not vote your shares with respect to those matters if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker.

If you received a printed version of these proxy materials, you should have received a voting instruction form from your broker or nominee that holds your shares. For shares of which you are the beneficial owner but not the holder of record, follow the instructions contained in the Notice or voting instruction form to vote by Internet, telephone or mail. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials as instructed by the Notice. If you want to vote your shares in person at the Annual Meeting, you must obtain a valid proxy from your broker or nominee. You should contact your broker or nominee or refer to the instructions provided by your broker or nominee for further information. Additionally, the availability of telephone or Internet voting depends on the voting process used by the broker or nominee that holds your shares.

Why did I receive more than one Notice or proxy statement and proxy card or voting instruction form?

You may receive more than one Notice, proxy statement, proxy card or voting instruction form if your shares are held through more than one account (e.g., through different brokers or nominees). Each proxy card or voting instruction form only covers those shares of common stock held in the applicable account. If you hold shares in more than one account, you will have to provide voting instructions as to each of your accounts in order to vote all your shares.

What is "householding"?

SEC rules regarding the delivery of the Notice of Internet Availability of Proxy Materials, proxy statements and annual reports permit us, in specified circumstances, to deliver a single set of these materials to any address at which two or more stockholders reside. This method of delivery, often referred to as "householding," will reduce the amount of duplicative information that stockholders receive and lower printing and mailing costs for us. Each stockholder will continue to receive a separate proxy card.

We have delivered only one Notice of Internet Availability of Proxy Materials to eligible stockholders who are the beneficial owner of shares who share an address, unless contrary instructions were received from any such stockholder prior to the mailing date. We will deliver promptly, upon written or oral request, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of such document was delivered. Any stockholder who would like to receive a separate copy of the Notice of Internet Availability of Proxy Materials should submit this request to McDermott's Corporate Secretary (1) at the following address: McDermott International, Inc., 757 N. Eldridge Pkwy., Houston, Texas 77079, Attn: Corporate Secretary; or (2) by calling (281)810-5000. Beneficial owners sharing an address who receive multiple copies of the Notice of Internet Availability of Proxy Materials and who would like to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of such document be mailed to all stockholders at the shared address in the future.

What can I do if I change my mind after I vote?

If you are a stockholder of record, you may change your vote by written notice to our Corporate Secretary, by granting a new proxy before the Annual Meeting or by voting in person at the Annual Meeting. Unless you attend the meeting and vote your shares in person, you should change your vote before the meeting using the same method (by Internet, telephone or mail) that you first used to vote your shares. That way, the inspector of election for the meeting will be able to verify your latest vote.

If you are the beneficial owner, but not the holder of record, of shares, you should follow the instructions in the information provided by your broker or nominee to change your vote before the meeting. If you want to change your vote as to shares of which you are the beneficial owner by voting in person at the Annual Meeting, you must obtain a valid proxy from the broker or nominee that holds those shares for you.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker or other holder of record, you must instruct the broker or other holder of record how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker or other holder of record can include your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the NYSE.

For this Annual Meeting, if you are a beneficial owner whose shares are held by a broker or other holder of record, your broker or other holder of record has discretionary voting authority under NYSE rules to vote your shares on the ratification of the appointment of Ernst & Young LLP, even if it has not received voting instructions from you. However, such holder does not have discretionary authority to vote on the election of directors or the advisory vote to approve named executive officer compensation without instructions from you, in which case a broker non-vote will result and your shares will not be voted on those matters.

What is the quorum for the Annual Meeting?

The Annual Meeting will be held only if a quorum exists. The presence at the meeting, in person or by proxy, of holders of a majority of our outstanding shares of common stock as of the Record Date will constitute a quorum. If you attend the meeting or vote your shares by Internet, telephone or mail, your shares will be counted toward a quorum, even if you abstain from voting on a particular matter. Broker non-votes will be treated as present for the purpose of determining a quorum.

Which items will be voted on at the Annual Meeting?

At the Annual Meeting, we are asking you to vote on the following:

- the election of Forbes I.J. Alexander, Philippe Barril, John F. Bookout, III, David Dickson, L. Richard Flury, W. Craig Kissel, Gary P. Luquette, James H. Miller, William H. Schumann, III, Mary L. Shafer-Malicki and Marsha C. Williams to our Board of Directors, each for a term extending until our 2019 Annual Meeting of Stockholders;
- the advisory vote to approve named executive officer compensation; and
- the ratification of our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2018.

We are not aware of any other matters that may be presented or acted on at the Annual Meeting. If you vote by signing and returning the enclosed proxy card or using the telephone or Internet voting procedures, the individuals named as proxies on the card may vote your shares, in their discretion, on any other matter requiring a stockholder vote that comes before the meeting.

What are the Board's voting recommendations?

For the reasons set forth in more detail previously in this proxy statement, our Board recommends a vote:

- FOR the election of each director nominee;
- FOR the advisory vote to approve named executive officer compensation; and
- FOR the ratification of our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2018.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this proxy statement?

Each proposal requires the affirmative vote of a majority of our outstanding shares present in person or represented by proxy at the meeting and entitled to vote and actually voting on the matter. Because votes withheld in the election of any director, abstentions and broker non-votes are not actual votes with respect to a proposal, they will have no effect on the outcome of the vote on any proposal.

Our Corporate Governance Guidelines provide that, in an uncontested election of directors, the Board expects any incumbent director nominee who does not receive "FOR" votes by a majority of shares present in person or by proxy and entitled to vote and either voting "FOR" or registering a decision to withhold a vote with respect to the election of such director to promptly tender his or her resignation to the Governance Committee, subject to acceptance by our Board. Any shares subject to broker non-votes shall not be considered in making any determination pursuant to the immediately preceding sentence. The Governance Committee will then make a recommendation to the Board with respect to the director nominee's resignation and the Board will consider the recommendation and take appropriate action within 120 days from the date of the certification of the election results.

What happens if I do not specify a choice for a proposal when returning a proxy or do not cast my vote?

You should specify your choice for each proposal on your proxy card or voting instruction form. Shares represented by proxies will be voted in accordance with the instructions given by the stockholders.

If you are a stockholder of record and your proxy card is signed and returned without voting instructions, it will be voted according to the recommendations of our Board. If you do not return your proxy card or cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

If you are the beneficial owner, but not the holder of record, of shares and fail to provide voting instructions, your broker or other holder of record is permitted to vote your shares on the ratification of EY as our independent registered public accounting firm. However, absent instructions from you, your broker or other holder of record may not vote on the election of directors or the advisory vote to approve named executive officer compensation, and no votes will be cast on your behalf for those matters.

Is my vote confidential?

All voted proxies and ballots will be handled in a manner intended to protect your voting privacy as a stockholder. Your vote will not be disclosed except:

- to meet any legal requirements;
- in limited circumstances such as a proxy contest in opposition to our Board of Directors;
- to permit independent inspectors of election to tabulate and certify your vote; or
- to respond to your written comments on your proxy card.



Stockholders' Proposals

Any stockholder who wishes to have a qualified proposal considered for inclusion in our proxy statement for our 2019 Annual Meeting must send notice of the proposal to our Corporate Secretary at our principal executive office within a reasonable time before we begin to print and mail our proxy material. If you make such a proposal, you must provide your name, address, the number of shares of common stock you hold of record or beneficially, the date or dates on which such common stock was acquired and documentary support for any claim of beneficial ownership.

In addition, any stockholder who intends to submit nominees for election as directors or a proposal for consideration at our 2019 Annual Meeting, in each case not for inclusion in our proxy materials, must notify our Corporate Secretary. Under our By-Laws, such notice must (1) be received at our executive offices no earlier than the 180th day prior to the date of the 2019 Annual Meeting and not later than the close of business on the 120th day prior to the date of the 2019 Annual Meeting or the 10th day following the day on which we first publicly announce the date of the 2019 Annual Meeting, and (2) satisfy specified requirements. A copy of the pertinent By-Law provisions can be found on our Web site at *www.mcdermott.com* at "INVESTORS — Corporate Governance."

By Order of the Board of Directors,

John M. Freeman
Corporate Secretary
Dated: August 10, 2018

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